Form 10-K, Exhibit 13
period 2000-09-30
MOOG INC
filed 2000-12-21
CIK 67887

Moog

The Power of Perfect Motion

Annual Report 2000

Moog is a worldwide manufacturer of precision control components and systems. Moog's high performance actuation products control military and commercial aircraft, satellites and space vehicles, launch vehicles, missiles, and automated industrial machinery.

Content

Financial Highlights        1
Letter to Shareholders      2
Moog Technology             4
Aircraft Controls           6
Space Controls             10
Industrial Controls        14
Acquisitions               18
Worldwide Locations        19
Directors and Officers     20
Form 10K                   21
Investor Information       50

Financial Highlights

Fiscal Year                    2000
Net Sales                      $644,006
Net Earnings                     25,400
Net Earnings Per Share            $2.85
Total Assets                    791,705
Indebtedness - Senior           246,289
             - Subordinated     120,000
Shareholders' Equity            222,554
Capital Expenditures             23,961
Depreciation and Amortization    30,443
Backlog                         345,333

Fiscal Year                     1999
Net Sales                       $630,034
Net Earnings                      24,431
Net Earnings Per Share             $2.70
Total Assets                     798,476
Indebtedness - Senior            256,110
             - Subordinated      120,000
Shareholders' Equity             211,770
Capital Expenditures              26,439
Depreciation and Amortization     30,602
Backlog                          336,857

Fiscal Year                      1998
Net Sales                        $536,612
Net Earnings                       19,268
Net Earnings Per Share              $2.26
Total Assets                      559,325
Indebtedness - Senior              85,614
             - Subordinated       120,000
Shareholders' Equity              191,008
Capital Expenditures               22,688
Depreciation and Amortization      22,665
Backlog                           314,253

Fiscal Year                       1997
Net Sales                         $455,929
Net Earnings                        13,606
Net Earnings Per Share               $1.88
Total Assets                       490,563
Indebtedness - Senior              118,245
             - Subordinated        120,000
Shareholders' Equity               114,191
Capital Expenditures                13,713
Depreciation and Amortization       21,267
Backlog                            280,364

Fiscal Year                        1996
Net Sales                          $407,237
Net Earnings                         10,709
Net Earnings Per Share                $1.40
Total Assets                        449,558
Indebtedness - Senior                91,262
             - Subordinated         120,000
Shareholders' Equity                104,743
Capital Expenditures                 10,885
Depreciation and Amortization        19,632
Backlog                             243,310
                         (dollars in thousands except per share data)

Graphs inserted which show sales, operating profit and net earnings in millions of dollars as follows:

                      FY 2001         FY 2000            FY 1999          FY 1998
                      Projected
Sales                 682             644                630              537
Operating profit      85.2            79.8               73.4             59.0
Net earnings          27.5            25.4               24.4             19.3

Chairman's Letter

To Our Shareholders, Employees, and Friends:

Fiscal '00 was an uphill climb, '01 looks good.

Our earnings per share in fiscal 2000 were $2.85, a 6% increase over fiscal '99. This is the first time since ‘95 that our increase was not in double digits, but it was achieved when sales grew by only 2% and, as a result, was more of a challenge than the bigger increases of recent years. It’s a lot tougher to improve the bottom line when the top line’s not moving much.

It wasn’t that our businesses weren’t growing in fiscal 2000. In fact, we had a lot of contributors to the top line. In the Aircraft business, there were solid revenue increases on the F-18, in flight controls for business jets, and particularly in aftermarket revenues, both military and commercial. However, the wind down of the F-15 and the B-2, and the decline in Boeing’s commercial production rates offset most of these gains.

We had big sales increases in some of our Industrial product lines, principally controls for gas turbines and plastic-making machinery. But the big decline in the Euro, compounded by the completion of the Universal simulator project and a downturn in vehicle controls offset those increases. Were it not for these program reductions and the change in the Euro, total sales in fiscal 2000 would have increased by 10%.

We're in for an easier ride in fiscal 2001. Production rates continue to increase on the F-18 and V-22. We're seeing an upturn at Boeing Commercial, and aftermarket activity is brisk. The only major program completion, Titan IV, will occur in Space Controls. That impact will be offset by industrial acquisitions and the continued growth in controls for turbines and injection molding machines. Overall, we believe sales will increase by at least 6%.

Our Market Position Strengthens

When we look beyond the financials, there were several milestones in fiscal 2000 that strengthened our position in major markets. We delivered flight control actuation for Boeing's and Lockheed Martin's Joint Strike Fighters (JSF). Both aircraft have begun flight-testing and, regardless of which entry prevails in the winner-take-all competition, the production program will mean a lot of business for Moog.

Just as we have a position on both JSF’s, we’re also designing actuation systems for two new business jets: Raytheon’s Hawker Horizon and Bombardier’s BD100. Business jets are a new emphasis for us, triggered by our acquisition in ‘98 of Raytheon’s Montek Division.

In Space Controls, which includes satellites, their launchers, and strategic and tactical missiles, we had similar successes. Critical design reviews for our first propellant and pressurant manifolds for Lockheed Martin’s A2100 satellite bus were completed, and we have now begun delivering thruster and latch valves under long-term agreements with Astrium for the Eurostar satellites. Qualification of electromechanical thrust vector controls for Delta IV’s series of launch vehicles was completed and, in the missile business, we delivered actuators for the first flight of the National Missile Defense booster rocket. We also began production of a fin control package for the AGM-142 missile.

In our Industrial business, actuation for gas turbines was the fastest-growing product line. We also had a bang-up year providing servovalves for manufacturers of injection molding machines, particularly those that produce compact discs and digital video discs.

So, in many ways, fiscal 2000 was better than it appeared. It provided us the opportunity to continue development of customized, high-performance subsystems for markets ranging from fighter aircraft and telecom satellites to power-generating turbines.

Industry Consolidation Brings Benefits

Fiscal 2000 also presented us with some fortuitous acquisitions. Their names are Schenck Pegasus, Casella, and Bosch, and they’re described in some detail on page 18. In each case, they became available as a result of market consolidation - a dominant theme in the corporate world today. The sale of Carl Schenck AG, a multi-national German manufacturer, triggered a strategic review that put their subsidiary, Schenck Pegasus, on the market. Eaton Corporation bought Vickers and decided to concentrate only on hydraulics. Hence, Vickers Electric Systems (Casella) came on the market. Then, Bosch and Rexroth decided to merge and were required by antitrust officials in Europe to sell Bosch's radial piston pump business. All of these transactions provided the opportunity for us to strengthen or broaden our product portfolio.

As we see it, the pressure for big company mergers and consolidation continues. In addition to providing acquisition candidates for us, it has another important impact. As UTC buys Sundstrand, GE buys Honeywell, Danaher buys Kollmorgen, and Bosch merges with Rexroth, our kind of specialized and customized high-performance actuation becomes a less important focus for them and a more distinctive capability for us. Our target markets are now increasingly receptive to our product offerings.

Our Business is Truly Global

You might also note that the above-mentioned trio of acquisitions reflects the global nature of our Company. In Aircraft, our flight controls are on fighter aircraft in the U.S., Europe, and Asia. We supply to both Boeing Commercial and Airbus, and we support airlines all over the world. Our Space Controls customers are equally diverse and, in Industrial, our business is twice as big outside the U.S. as inside. The initiative taken by Bill Moog 35 years ago to make Moog an international company turned out to be a crucial step in securing our long-term viability.

Productivity Improvement is Essential

In addition to merger and acquisition activity, one of the other common denominators in today's global market is the pressure for price reductions. It is a major cultural change from a time when we could pass on wage inflation and material cost increases to our customers. Despite the pressure for low prices, we’ve been able to improve our margins. This has been achieved through a broad-based productivity-improvement effort underway throughout Moog. From our customers, as well as others, we’ve learned a number of techniques for improving the way work is performed. In all cases, the improvements depend on the willingness of our employees to embrace changes in processes with which they’ve grown comfortable - and change can be scary. Nevertheless, we forge ahead, and it’s the strength of this commitment on the part of every man and woman in the Company that allows us to keep pace with the conflicting requirements of reduced prices for our customers and improved profitability for our shareholders.

And Now for 2001

Historically, our Company has projected sales but not earnings. In the spirit of the SEC's new emphasis on full disclosure, we're now projecting both. Here are our estimates for fiscal 2001: Total sales of $682 million, $692 million including the Bosch acquisition, and net earnings of $27.5 million, or $3.10 per share. That represents a 9% earnings gain - an increase that’s close to double digits and, hopefully, the beginning of yet another record-breaking streak.

Respectfully submitted,
R.T. Brady

Moog Technology

Everyone appreciates the breathtaking advancement in computers and software. Just as computers have revolutionized information technology, they have also revolutionized controls in aircraft, satellites and industrial machinery. This phenomenon works in our favor. Our principal products are servoactuators that take the information generated by computers and then make something happen. The inputs to our products are tiny electrical signals emanating from control computers. Advancements in computer technology enhance the capabilities of our products and their relevance in today’s industrial society. The diagram below describes conceptually the relationship between the control computer and our servoactuator.

For those interested in a more detailed description:

An electrohydraulic servocontrol system consists of six elements indicated in the diagram below: control electronics which may be a computer, microprocessor or guidance system and which create a command input signal; a servoamplifier which provides a low power electrical actuating signal which is the difference between the command input signal and the feedback signal generated by the feedback transducer; a servovalve which responds to this low power electrical signal and controls the high power flow of hydraulic fluid to an actuation element such as a piston and cylinder which positions the device being controlled; and a power supply, generally an electric motor and pump, which provides the flow of hydraulic fluid under high pressure. The feedback transducer measures the output of the system and converts this measurement into a proportional signal which is sent to the servoamplifier. The concepts are similar in electromechanical systems wherein an electric drive and ballscrew are used instead of a servovalve and actuator.

Electrohydraulic Servocontrol Actuation

This cutaway of an actuator shows the piston which moves inside the cylinder in response to the pressure and flow control of the servovalve. The piston extends and retracts, providing the motion or force commanded by the computer.

Aircraft Controls

Moog's aircraft business has three major elements: flight controls and engine controls for both military and commercial aircraft, and the associated aftermarket spares and repairs.

Long-term procurements for jet fighters and helicopters characterize Moog’s military business. From the early supersonic SR-71 Blackbird to the B-2 Stealth bomber, Moog engineering has guaranteed that U.S. aircraft will be faster, more maneuverable, more reliable, and less detectable. Two high-performance aircraft, the F/A-18E/F Super Hornet, and the V-22 Osprey lead Moog's list of long-term production programs, while both the Joint Strike Fighter and the RAH-66 Comanche helicopter are in their early development phases.

On the commercial side, Moog’s products emphasize technical excellence, reliability, and low cost. In early 2000, the Boeing Commercial Airplanes Group named Moog a "Supplier of the Year" and commended us for "being a customer-focused company that embraces Boeing initiatives". Through aggressive product development and strategic acquisitions, Moog has become a dominant supplier of flight control actuation for the Boeing 7-series aircraft and, as a result, participates in a vibrant commercial aftermarket.

Aircraft Controls

Military Aircraft - 23% of '00 Sales   FY '01 Forecast Sales: $152 Million
Commercial Aircraft - 26% of '00 sales   FY '01 Forecast Sales: $176 Million

As Moog's scope of original equipment has grown, so have the opportunities in our aftermarket business. Today, Moog hardware can be found on nearly every commercial jet transport in operation. Serving over 350 worldwide airlines, our team of sales engineers circles the globe ensuring one-on-one relationships with each of our customers.

Our military aftermarket business is also robust. With Moog equipment on almost every U.S. and allied jet fighter flying today, we are selectively exploring high-potential depot opportunities.

Products

*  Primary and secondary flight control  actuation using hydraulic,  mechanical and electrohydrostatic technologies
*  Flight control servovalves
*  Engine control servovalves and servoactuators
*  Engine thrust vector control actuation systems
*  Electronic controllers for actuation systems
*  Stabilizer trim controls and multi-axis feel and trim systems
*  Active vibration control systems
*  Wingfold and weapons bay actuation systems
*  Electric gun turret controls
*  Main rotor and tail rotor actuators for helicopters

Major Programs

Military Aircraft:
*  F/A-18E/F, V-22, F-16, F-22, Japanese F-2, Korean T-50, Joint Strike Fighter,
   C-27J, C-295, Tornado, Eurofighter-Typhoon

Large Commercial Airplanes:
*  Boeing 737, 747, 757, 767, 777, Airbus A330/A340

Regional Aircraft:
*  DHC-8-400

Business Jets:
*  Citation X, Premier 1, Hawker Horizon, Gulfstream IV, BD100, Challenger 604,
   Global Express

Military and Commercial Helicopters:

*  Blackhawk, Seahawk, RAH-66, EH-101, S-92, AH-64

Military Engine Controls:
*  F-404, F-414, F-110, F-119, EJ200, AE2100, T406, RTM322

Commercial Engine Controls:
*  CF-6, GE90, V2500, RB211 and Trent, Honeywell APU's, PW 901

Competitive Advantages
*  Unparalleled experience in design of primary and secondary flight control actuation, both in the U. S. and overseas
*  Complete actuation system integration capability
*  State-of-the-art technology in flight controls, engine controls, and active vibration
*  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force
*  Focused, highly-responsive aftermarket support organization

Competitors
Electrohydraulic Actuation:
*  Parker Hannifin, Teijin Seiki, Dowty, Lucas, Liebherr

Mechanical Actuation:
*  Curtiss-Wright, Dowty, Lucas, Liebherr, Hamilton Sundstrand

Strategies & Initiatives
*  Maintain leading-edge technology in flight control, engine control and active vibration controls
*  Offer our customers complete actuation system packages
*  Align business plans with customer objectives
*  Partner with prime contractor R&D centers
*  Aggressively pursue cost and cycle time reductions using lean initiatives in all areas of our business
*  Maintain the world's most responsive aftermarket support services

Market Developments
*  F/A-18E/F and V-22 continue ramp up in production
*  Boeing production rate increases moderately, outlook is positive
*  RAH-66 Comanche EMD begins - an important step toward production
*  V-22 selects our active vibration control system
*  Raytheon Premier nearing certification - heading toward production
*  1st aircraft hardware delivered on Hawker Horizon
*  Both JSF's begin flight testing

Graphs inserted which show Aircraft Controls sales and operating profit in millions of dollars as follows:

                        FY 2001       FY 2000       FY 1999        FY 1998
                        Projected
Sales                   328           312           302            254
Operating Profit        47.0          43.0          37.0           28.9

Space Controls

Moog's space business includes controls for satellites and space vehicles, launch vehicles, and strategic and tactical missiles. Their technological heritage dates back 50 years, when Moog controls were used on North America’s first guided missiles.

In the satellite and space vehicles category for '00, we had slightly better revenues than ‘99 due to sales of flight controls for the Space Shuttle and pointing mechanisms for the telecommunications industry. Increases in orders for both of these product lines will boost revenues in ‘01.

Launch vehicles had their highest sales ever in ‘00 and accounted for almost 7% of sales. Unfortunately, this will not be repeated in ‘01. Titan IV, the largest of the programs in this category, is basically finished with no programs of comparable scale to take its place. The shift away from older more mature programs like Titan IV to development programs like NMD will be reflected not only in lower sales in ‘01 but in lower margins as well.

In the missiles category, sales in '00 were basically flat and are forecasted to remain steady for several years to come. Although there are many small programs in this group, three large programs dominate: Hellfire, TOW, and AGM-142.

Space Controls: 17% of '00 Sales     FY '01 Forecast Sales: $96 Million

Technology that we provide for terrestrial telecommunications, including pointing mechanisms and solar array drives, was first used on orbiting satellites.

Space Controls

Products
*  Thrust vector control actuation
*  Steering control systems for space vehicles
*  Thruster valves, isolation valves, regulators, and integrated manifolds for satellite propulsion control
*  Electric propulsion propellant management systems for satellites
*  Solar array drives, antenna pointing mechanisms, and precision instruments
*  Fin controls for missiles

Major Programs
Satellite Propulsion:
*  HS-601, HS-702, A2100, LS-1300, Eurostar, SpaceBus

Launch Vehicle Steering and Propulsion Controls:
*  Titan IV, Atlas Centaur, Ariane 5, Space Shuttle, Delta IV, Pegasus,
   X-38 Crew Return Vehicle, Hyper X Space Plane

Space Station Components:
*  Fluid quick disconnect couplings, truss assembly actuators

Electric Propulsion:
*  Propellant Management Assembly for Loral
*  NASA Deep Space One Xenon Feed System
*  Hughes XIPS Regulator

Satellite Motion Control:
*  BCP-2000, LS-1300, SA-200, SpaceBus
*  Japanese Experimental Module Space Environment Data Acquisition / Extension
   Mast (SEDA/EM)
*  SOFIS instrument on GCOM satellite
*  Nanometer actuators for the Advanced Mirror System Demonstrator program

Missile Steering Controls:
*  NMD, THAAD, VLASROC, Maverick, Patriot, Aspide, Sea Dart, Penguin, Aster 15
   and 30, Arbizon, MQM 170-B, C-22 Drone, Hellfire, Longbow, AGM-142, TOW Fire
   & Forget, APKWS, NetFires, E-Squared, Tactical Tomahawk, Have Lite,
   Trident II (D-5), Minuteman III

Competitive Advantages
*  Unparalleled experience in design and manufacture of electric and hydraulic launch vehicle steering controls and satellite propulsion controls
*  Leading edge technology in electric propulsion
*  The most extensive experience in satellite mechanisms for a variety of space flight applications including articulation of satellite solar arrays and antennas
*  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force

Competitors
Launch Vehicle and Missile Steering Controls:
*  Honeywell, HR Textron, Parker, MPC, Lucas

Satellite Propulsion Controls:
*  Vacco, PerkinElmer

Launch Vehicle Propulsion Controls:
*  Honeywell, Marotta, Ketema

Satellite Motion Controls:
*  Tecstar, Honeywell, MPC

Strategies & Initiatives
*  Continue the advance of electromechanical controls for launch vehicles and missiles
*  Increase use of automated test stands to reduce costs
*  Continue implementation of next-generation cleanliness equipment and techniques
*  Move from components to subsystems for GEO satellites
*  Support satellite and launch vehicle manufacturers on a worldwide basis

Market Developments
*  National Missile Defense testing is a high priority for DoD
*  Competition between Delta IV and Atlas V continues-Moog is baselined on both teams
*  Prospects for LEO satellite constellations are on hold and GEO satellite construction bounces back to historical levels
*  Long-term supply agreements signed with worldwide satellite and thruster manufacturers
*  THAAD missile entering engineering/manufacturing development phase

Graphs inserted which show Space Controls sales and operating profit in millions of dollars as follows:

                    FY 2001        FY 2000        FY 1999       FY 1998
                    Projected
Sales               96             112            110           94
Operating profit    7.7            12.2           12.8          9.7

Industrial Controls

We describe our industrial segment in two categories:
hydraulic servocontrols and electric controls. In '00, sales for the electrics were down 20% due to the completion of two large programs: one for the entertainment industry and another in the ground vehicle applications area. The decrease is temporary, however. Late in '00, Moog completed the acquisition of Eaton's high performance electric drives business in Casella, Italy which will double our sales in this product line. Organic growth is expected to increase as well, bringing total electric sales to over 11% of total company sales.

Hydraulics in '00 enjoyed their highest revenues ever. Reaching 25% of total company-wide sales, this category was lifted by strong increases in both turbines and plastics, the largest product lines in the group. In fact, sales for nearly all programs in industrial hydraulics grew. Prospects for '01 show strength as well with double digit increases projected for the group.

Industrial Hydraulics: 25% of '00 Sales     FY '01 Forecast Sales: $180 Million
Electronics & Drives: 9% of '00 Sales      FY '01 Forecast Sales: $78 Million

Moog's hydraulic turbine controls have had double digit growth since their inception in 1996 due primarily to U.S. commercial power generation markets.

Industrial Controls

Products
Hydraulics:
*  Every type of servovalve and proportional valve
*  Actuation packages - high  performance and application specific
*  Customized, integrated manifold packages

Electromechanical:
*  Brushless servomotors and programmable servo drives
*  Electromechanical servoactuator packages (linear and rotary)
*  Electronic controls for specialized automated machinery
*  Electrically-actuated motion simulators and platforms

Major Applications
Hydraulics:
*  Electrical feedback servovalves for control of clamp and injection operations on plastic injection molding equipment
*  Mechanical feedback and direct drive valves for parison control and electrical feedback valves for motion control in plastic blow molding machines and for control of rolls in paper machinery
*  Fuel metering and vane actuation controls for gas turbines
*  Steam bypass and override controls for steam turbines
*  Hydraulic actuators and servovalves for fatigue testing systems
*  Electrical and mechanical feedback servovalves for coil box, gauge control, mold oscillator, side guide, and down coiler control of steel and aluminum mill equipment
*  Vane and nozzle positioning of water turbines
*  Formula I race car control systems
*  Six-degree-of-freedom entertainment motion platforms with 2,000 to 9,000 pound capacities

Major Applications
Electromechanical:
*  Electric drives for assembly robots, metal forming machines, material handling robots and packaging machines
*  Custom controls for carpet tufting machines
*  Full performance total machine controllers for injection molding and blow molding machines
*  Electric and hydraulic gun positioning and ammunition-handling actuation for military vehicles, helicopters, and naval systems
*  Tilting controls for high-speed trains
*  Four-and six-degree-of-freedom motion platforms with capacities between 2,000 and 13,000 pounds for the entertainment and vehicle driver-training markets
*  Custom entertainment platforms for theme parks
*  Electric actuation for control of injection and blow molding machines
*  Fuel metering and vane actuation controls for gas turbines
*  Adaptive control for automatic profiling in injection molding
*  Control loading and motion platform actuators for flight training and entertainment simulators

Competitive Advantages
*  Leading-edge technology in industrial automation
*  Well-developed application knowledge of motor control in target markets
*  Worldwide systems engineering to optimize custom solutions
*  Focus on product reliability supported by worldwide service facilities
*  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force

Competitors
Servovalves:
*  Bosch/Rexroth

Electric Drives:
*  Indramat, Danaher, MTS

Electric Simulators:
*  Fokker, Hydraudyne

Strategies & Initiatives
*  Continue development of leading-edge technology
*  Pursue system integration of our products in selected market applications
*  Consolidate production in global manufacturing centers
*  Focus factories and processes to shorten lead times
*  Expand global capabilities for support and service
*  Initiate market specific electromechanical controls packages
*  Speed new product introduction through enhanced project systems and skills
*  Develop strategic sourcing skills to manage national offset requirements

Market Developments
*  Turbine controls provide rapid revenue growth
*  Plastics machinery market growth levels out and electromechanical controls gain acceptance especially in high volume smaller machines
*  Full flight simulator training market begins consideration of electric actuation
*  General Dynamics Armament Systems selects Moog as its motion controls supplier for helicopter, naval, and ground systems
*  Awarded long-term contract for electric tilting of high speed trains
*  Electric drive upgrades for hydraulic turrets on military vehicles
*  Largest military vehicle customer signs contract for multiple follow-on programs
*  Bosch acquisition of Rexroth continued consolidation within brushless servo motors and drives

Graphs inserted which show Industrial Controls sales and operating profit in millions of dollars as follows:

                     FY 2001       FY 2000       FY 1999       FY 1998
                     Projected
Sales                258           220           218           189
Operating Profit     30.5          24.6          23.6          20.4

Acquisitions

Moog's acquisition strategy has been to buy businesses that expand our product offerings within the niche markets that we occupy. In the year 2000, we found three new candidates:

Schenck Pegasus

In August of 2000, we completed the acquisition of Schenck Pegasus, a manufacturer of industrial servovalves for the automation segment of the worldwide industrial market. Prior to the purchase, Schenck Pegasus was a subsidiary of Carl B. Schenck A.G. in Darmstadt, Germany and located in Troy, Michigan. Moved to Moog's East Aurora campus in October, the operation is fully integrated into our Industrial segment.

In addition to original equipment sales, there are approximately 40,000 Schenck Pegasus valves already in use around the world that will benefit from Moog's distribution network and repair facilities. Revenues for the combined OEM and aftermarket are estimated at $2 million annually.

Vickers Electric

At the end of October 2000, Moog acquired the Vickers Electric Systems of Aeroquip-Vickers from the Eaton Corporation. Founded in 1948 by the Biglino family of Casella, Italy, the company produces 600-volt motors and controllers for highly-advanced servosystems used by industrial machinery applications.

The operation will remain in Casella and continue to serve the technologically - advanced industrial market in Italy. Moog will also make this product line available on a global basis through our established network of subsidiaries. Revenues are estimated to be $20 million annually.

Bosch Radial Pump

Moog's intention to acquire Bosch's radial pump product line was announced in early November. We hope to close on it near the end of the 2000 calendar year. The business is part of Robert Bosch GmbH and became available due to the reaction of the European Community Anti-Trust Office to the merger of Robert Bosch Automation Technology with the Rexroth Division of Mannesmann.

Injection molding machines are a concentration in Moog's industrial business and, within that market, Bosch's radial piston pump is a well-established product line. For that application, these pumps are often used in combination with Moog's industrial servovalves. Making this acquisition will complement our strategy of offering customized sub-systems to dominant machine manufacturers.

Located in Nürnberg, Germany, this $20 million business will remain there and become part of Moog's German subsidiary, Moog GmbH. The purchase is subject to approval from the antitrust authorities and to final antitrust approval of the merger between Bosch and Rexroth.

Moog Worldwide

Americas

Moog Inc.
Headquarters
East Aurora, New York, USA

Moog Aircraft Group
Salt Lake Operations
Salt Lake City, Utah, USA

Moog Aircraft Group
Torrance Operations
Torrance, California, USA

Moog Systems Group
Schaeffer Magnetics Division
Chatsworth,  California,  USA

Moog-Hydrolux
Hydraulic Systems Inc.
East Aurora, New York, USA

Moog do Brasil
Controles Ltda.
São Paulo, Brazil

Moog de Argentina S.r.l.
Buenos Aires, Argentina

Europe

Moog GmbH
Böblingen, Germany

Moog Controls Ltd.
Tewkesbury, England

Moog Ltd.
Ringaskiddy, Ireland

Moog Hydrolux S.a.r.l.
Luxembourg

Moog Italiana s.r.l.
Malnate, Italy

Moog S.A.R.L.
Rungis, France

Moog Italiana s.r.l.
Casella, Italy

Moog Microset s.r.l.
Brescia, Italy

Moog Buhl Automation
Cöpenhagen, Denmark

Moog Norden A.B.
Askim, Sweden

Moog OY
Espoo, Finland

Moog Sarl
Sucursal En Espana
Orio, Spain

Pacific Rim

Moog Controls
Corporation
Baguio City, Philippines

Moog Japan Ltd.
Hiratsuka, Japan

Moog Controls
(India) Pvt. Ltd.
Bangalore, India

Moog Australia Pty. Ltd.
Mulgrave, Australia

Moog Korea Ltd.
Kwangju-kun, South Korea

Moog Control System
(Shanghai) Co., Ltd.
Shanghai,
People's Republic of China

Moog Singapore Pte. Ltd.
Singapore

Moog Controls
Hong Kong Ltd.
People's Republic of China

Directors and Officers
Robert T. Brady
Chairman of the Board
Chief Executive Officer
President

Richard A. Aubrecht
Vice Chairman of the Board
Vice President
Strategy and Technology

Robert R. Banta
Executive Vice President
Chief Financial Officer
Director

Joe C. Green
Executive Vice President
Chief Administrative Officer
Director

Robert H. Maskrey
Executive Vice President
Chief Operating Officer
Director

Philip H. Hubbell
Vice President
Contracts and Pricing

Stephen A. Huckvale
Vice President
International Group

Martin J. Berardi
Vice President
Industrial Controls
Americas and Pacific

Warren C. Johnson
Vice President
Aircraft Group

Richard C. Sherrill
Vice President
Systems Group

Donald R. Fishback
Controller
Principal Accounting Officer

Timothy P. Balkin
Treasurer

John B. Drenning
Secretary
Partner, Hodgson, Russ, Andrews, Woods & Goodyear, LLP

James L. Gray
Director
Retired Chairman
PrimeStar Partners, LP

John D. Hendrick
Director
President
Okuma America Corporation

Kraig H. Kayser
Director
President and CEO
Seneca Foods Corporation

Albert F. Myers
Director
Vice President and Treasurer
Northrop Grumman

Warren B. Cutting
Director Emeritus

Quarterly Stock Prices
         Stock Prices

Fiscal Year              Class B               Class A
Ended                 High      Low        High       Low
Sept. 30, 2000
  1st Quarter         $40 1/2    $40 1/2   $29 1/8    $20 7/8
  2nd Quarter          41         40 1/2    27 1/4     14 15/16
  3rd Quarter          41         40 1/4    28 3/16    19 7/16
  4th Quarter          40 15/16   40 1/2    34         26 7/16
Sept. 25, 1999
  1st Quarter         $35 7/16   $33       $39 1/8    $24 5/16
  2nd Quarter          37 3/8     35 3/8    37 13/16   28 3/4
  3rd Quarter          40 3/4     37 5/16   34 3/8     26 5/8
  4th Quarter          41 1/4     40 1/4    35 1/4     28 5/8

Investor Information

Reports

In addition to our Annual Report and 10-K, shareholders receive copies of our three quarterly earnings releases. Additional information about the Company may be obtained by writing:

     Shareholder Relations
     Moog Inc.
     East Aurora, New York 14052-0018
     PHONE - 716/652-2000
     FAX - 716/687-4457
     E-MAIL sjohnson@moog.com

Electronic Information About Moog

In Moog’s annual report, we try to convey key information about our fiscal year results. In addition to this primary information, we have a site on the world wide web. Please visit this location using the URL address of:

     http://www.moog.com

Annual Meeting

Moog Inc.'s Annual Meeting of Shareholders will be held February 7, 2001 at the Albright-Knox Art Gallery, 1285 Elmwood Avenue, Buffalo, New York. Proxy cards should be dated, signed and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with shareholder instructions.

Stock Exchange

Moog Inc.'s two classes of common shares are traded on the American Stock Exchange under the ticker symbols MOG.A and MOG.B.

Financial Mailing List

Shareholders who hold Moog stock in the names of their brokers or bank nominees but wish to receive information directly from the Company should contact Shareholder Relations at Moog Inc.

Transfer Agent and Registrar

     ChaseMellon Shareholder Services
     85 Challenger Road
     Overpeck Centre
     Ridgefield Park, New Jersey 07660
     1-800-288-9541

Affirmative Action Program

In recognition of our role as a contributing corporate citizen, Moog has adopted all programs and procedures in our Affirmative Action Program as a matter of corporate policy.