Form 10-K, Exhibit 13
period 2001-09-29
MOOG INC
filed 2001-12-20
CIK 67887

Exhibit 13 Annual Report to Shareholders

1951

MOOG

2001

MOOG INC. ANNUAL REPORT - TWO THOUSAND AND ONE
OUR FIFTIETH YEAR

Moog is a worldwide manufacturer of precision control components and systems. Moog's high performance actuation products control military and commercial aircraft, satellites and space vehicles, launch vehicles, missiles, and automated industrial machinery.

Content

Worldwide Locations ...........................Inside back cover

Financial Highlights

Fiscal Year                    2001        2000       1999      1998      1997

Net Sales                    $704,378    $644,006   $630,034  $536,612  $455,929
Net Earnings                   27,938      25,400     24,431    19,268    13,606
Net Earnings Per Share(1)       $2.11       $1.90      $1.80     $1.51     $1.25

Total Assets                  856,541     791,705    798,476   559,325   490,563
Indebtedness - Senior         253,329     246,289    256,110    85,614   118,245
     - Subordinated           120,000     120,000    120,000   120,000   120,000
Shareholders' Equity          235,828     222,554    211,770   191,008   114,191

Capital Expenditures           26,955      23,961     26,439    22,688    13,713
Depreciation and Amortization  31,693      30,443     30,602    22,665    21,267

Backlog                       364,331     345,333    336,857   314,253   280,364
(dollars in thousands except per share data)

(1) Per share data has been restated to reflect the effect of the three-for-two split of the Company’s Class A and Class B common stock offered in the form of a 50% stock distribution on September 21, 2001

Graphs inserted which show sales sales, operating profit and net earnings in millions of dollars as follows:

                   FY 2002       FY 2001    FY 2000     FY 1999   FY 1998
                  Projected

Sales              $ 743          $ 704      $ 644       $ 630     $ 537
Operating Profit   $85.1          $83.2      $79.8       $73.4     $59.0
Net Earnings       $35.9          $27.9      $25.4       $24.4     $19.3

Chairman's Letter

To Our Shareholders, Employees, and Friends:

On August 17, 2001, all of our East Aurora employees, and representatives from our other worldwide operations, gathered to celebrate Moog's 50th Anniversary. I wish you all could have been there. It was an extraordinary event. Art Moog and Lou Geyer, who together with Bill Moog founded the company in 1951, were on hand to reminisce about the company's earliest days. Art described how he and Bill, a couple of young engineers sharing a long commute to work, began talking about starting their own company. Some years later, Bill's servovalve design provided that opportunity. The two brothers set aside their careers, pooled their limited funds, persuaded Lou Geyer to join them, and Moog Inc. was born.

Speaking to a standing-room-only audience, Art and Lou described the harrowing experiences of working in the rented corner of an unheated airplane hangar, where plumbing facilities were in the gas station across the road. At that time, the survival of the company depended on every new order, on getting every new design to work, on making the delivery, and collecting the cash so the payroll could be met. In all their stories, basic themes came through. The company has always been premised on innovative engineering, an intense focus on product performance and reliability, and the tireless efforts of a dedicated workforce made up of people who treat each other with respect – and who think and act like a large family.

Before the ceremony, we took Art and Lou on a tour of the facilities. Their pride in the accomplishments of the company was easy to see, and they congratulated the current work force on sticking to their founding principles, while bringing the company to levels way beyond what they ever imagined. These same themes were echoed by customers who offered their congratulations. Tom Morganfeld, the Chief Test Pilot for Lockheed Martin's Skunk Works, described his confidence knowing that his new Joint Strike Fighter was relying on Moog-supplied flight control actuation. Mike McCully, a former astronaut and now COO of United Space Alliance, the company responsible for Space Shuttle operations, offered similar sentiments about the Moog products he’s encountered over an extensive aerospace career. (Please see page 16 for Anniversary photographs and speech excerpts.)

So, what's going on currently in the company that Bill, Art, and Lou operated in an empty airplane hangar? The selection of Lockheed Martin to begin systems development for the Joint Strike Fighter (F-35) is the most important milestone in recent Aircraft history. This announcement concluded a competition that's been underway for five years between Lockheed Martin and the Boeing Company. We supported both contenders with flight control actuation for their Concept Demonstrator Aircraft. It's been a major focus of our Aircraft R&D.

JSF will be an interesting new experience for our company. Lockheed Martin will introduce electrohydrostatic actuation on all production versions. This new technology for flight controls represents a major challenge. To provide Lockheed Martin with all of the resources and experience that industry can bring to bear, we've formed a partnership with Parker Hannifin in which we'll share the burdens and benefits of this great new opportunity.

We believe that collaboration is an appropriate industry response to the challenges of advancing technology in today’s cost-conscious environment. Fortunately, our view is shared by our partner in this venture, Steve Hayes, President of Parker Aerospace.

Today, the fastest growing product line we have is overhauling products we made years ago. The Air Force, Army, and Navy own ten thousand airplanes and helicopters that they want combat-ready. We have a steady stream of orders for repairs, overhauls, and spares on the F-15, F/A-18C/D, F-16, B-1B, C-5A, and the Black Hawk helicopter. In fiscal '02, military aircraft aftermarket revenues will increase by 35%.

In the Space segment, we watched the first launch of our latest electromechanical thrust vector control system for the National Missile Defense Booster. The development of this system was typical of the challenges we take on because the system control electronics packs more power in a smaller package than has ever been done before - and it works great.

As in Aircraft, the theme "everything old is new again" applies to Space as well. During '01 we started work on a long-term $48 million contract to overhaul the flight controls on the Space Shuttle orbiters. We originally built these actuators in the late 70‘s. They’ve performed flawlessly through 106 missions and, after overhaul, will be good for another twenty years.

As industry consolidation continues, many companies are concentrating on core product lines and selling those that aren't. In just this fashion, in the last year, we've been able to acquire two additional product lines that we used to compete with in the Space segment.

In June, we acquired the space valve product line from PerkinElmer Fluid Sciences. This is $3 million per year of sales in solenoid and pressure-operated valves for space flight applications. The product line, formerly known as Wright Components, is well established with manufacturers of thrusters for satellites.

Just after the close of fiscal '01, we acquired the space products of the Electro Systems Division of Tecstar Inc. This is a $6 million per year collection of antenna pointing mechanisms and solar array subsystems that have been competitive with Moog's Chatsworth, California Operations.

In the Industrial segment, we've devoted a lot of attention to the assimilation of our recent acquisitions, including the Schenck Pegasus servovalves, the Casella electric drives, the RKP pump from Bosch, and the Whitton turbine controls. Taken together, these acquisitions provided over $37 million in revenue in ‘01.

There have been interesting developments in our core Industrial business as well. We started production on an innovative pattern-programmable system for Tuftco’s line of carpet tufting machines that can use as many as 3,200 motors to manipulate each thread over the entire width of a carpet. In addition, we’ve been selected by General Dynamics Armament Systems to supply electromechanical (EM) controls on a variety of their projects, doubling (to $21 million) sales of aiming systems on combat vehicles in ‘01.

In recent years, Moog has led the technology transition from electrohydraulics to EM controls in a number of different industries. During ‘01, we began serious EM product development on flight training simulators and injection molding machines. In both applications, the technical migration will occur over a number of years. Nevertheless, when the time and the economics are right, we’ll be ready with a high performance, cost effective systems solution.

We crossed a lot of product and program milestones in fiscal '01. What about the numbers?

Fiscal ‘01 revenues were $704 million, up 9% over the year previous. Earnings of $27.9 million provided $2.11 per share on a split-adjusted basis, increasing 11% over last year. Once again, the company recorded a double-digit earnings-per-share increase, as we have in six of the last seven years.

Our Aircraft segment had revenues of $340 million, an increase of 9% over fiscal `00. Sales on the F/A-18E/F increased to nearly $28 million while revenues to the Boeing Commercial Airplane Company grew to $72 million. Aftermarket revenues were 38% of the Aircraft total.

For next year, we’re anticipating another increase in aircraft sales to $360 million in spite of the decline in production rates at Boeing. The drivers are in the vibrant activity in the military aftermarket and the startup of F-35.

In the Space arena, ‘01 sales of $103 million were $9 million lower than the previous year, reflecting the completion of Titan IV. Other than Titan, revenues increased by $9 million. The satellite business grew to $32 million in ‘01.

The Space Shuttle refurbishment, together with the two acquisitions we’ve made, will provide growth in the Space segment to about $111 million in ‘02, despite temporary production breaks on Hellfire and TOW Missiles.

Industrial sales of $261 million were up 19%. Our acquisitions provided enough growth to offset the effect of the strengthening dollar. Measured in constant exchange rates, the Industrial business grew 7% in ‘01 even without the acquisitions.

In fiscal ‘02, we’re forecasting that Industrial will increase by $11 million to $272 million. This should come about simply as a result of the additional revenue months of the acquisitions made partway through ‘01. We do anticipate growth in some parts of our business – like combat controls for armored vehicles – but we’re anticipating a continued decline in sales of equipment on plastic-making machinery.

When we add up the revenues for ‘02, we’re projecting total sales of $743 million, a 6% increase over fiscal ‘01. Were it not for the post 9/11 crisis in the airline industry, and the reduced production at Boeing, we’d be projecting a 9% increase.

We expect that the $743 million in sales would, all other things being equal, produce net earnings of $30.7 million, or a 10% increase over ‘01. However, in ‘02 we’ll incorporate SFAS #142,changing the accounting for goodwill amortization. The effect will add, after tax, $4.7 million to ‘02 earnings, bringing total earnings to $35.4 million, a 27% increase over last year.

Looking at earnings per share though, there’ll be an impact from other actions that we’ve taken. During the year, we took several steps to make Moog more investor-friendly. The first was listing our stock on the New York Stock Exchange. We moved up from the AMEX in early September and, to date, the experience has been a positive one.

We discussed with the NYSE staff and our new specialist, LaBranche and Company, our desire to improve liquidity. Following those conversations, we proceeded with a 50% stock dividend paid September 21st. And, in mid-November, we went forward with an offering of 1,980,000 Class A shares.

As a result of those steps, we now have 15.1 million shares outstanding, up from 8.7 million in early September. The equity offering brought in $39 million, with which we’ll pay down debt. The interest savings, excluding repayment penalties, will increase net earnings’ projections to $37.3 million, which, when divided by the average shares outstanding for fiscal ‘02, will result in earnings of $2.49 per share, an 18% increase over the $2.11 reported in fiscal ‘01. So, after taking the benefit of SFAS#142, we’ll be earning 4.9% on sales (a record high in recent memory), and we’ll have another year of double-digit growth in earnings per share.

We head into ‘02 sobered by the events of 9/11, but optimistic that our formula is still working. The best and most dedicated folks, delivering the best products to a broad range of military and commercial customers, can continue to generate positive results for shareholders – even in the most challenging of circumstances. We think that Art Moog and Lou Geyer, and others who laid the foundations of our company, can be justifiably proud of the results of their entrepreneurship.

Respectfully submitted, R.T. Brady

Photograph inserted here.

Left to right, from back:

Dick Aubrecht
Vice Chairman

Joe Green
Chief Administrative Officer

Steve Huckvale
Vice President

Warren Johnson
Vice President

Bob Brady
Chairman, CEO

Bob Maskrey
Chief Operating Officer

Marty Berardi
Vice President

Phil Hubbell
Vice President

Bob Banta
Chief Financial Officer

Aircraft Controls

In 1951, Moog's first valves were used on guided missiles, but it took only a year or two before aviation companies also came looking for hardware. Since then, we've developed an ever-expanding array of technologies used on important U.S. and allied military aircraft including the F-4 Phantom, the supersonic SR-71 Blackbird, the F-15 Eagle, and the B-2 Spirit.

A year after we began supplying servovalves on the Phantom, Sikorsky used our hardware on their S-61 helicopter, leading to what’s become a 40-year heritage on rotorcraft. Today, we provide flight and vibration controls for the U.S. military’s existing fleet of choppers and for their future programs, including the RAH-66 Comanche and Bell-Boeing’s V-22 Osprey.

Early participation on military aircraft helped our applications for commercial aircraft to take off as well. Moog hardware is now on every Boeing commercial aircraft, and the Airbus fleet of jetliners. We also provide primary and secondary controls for business jets built by Bombardier, Raytheon, Gulfstream, and Cessna. In addition to flight and vibration controls, Moog supplies jet engine controls to manufacturers including GE, Pratt and Whitney, and Rolls Royce.

Just as Moog's breadth of technical expertise led to wider markets in original equipment manufacture for airframe companies, our responsiveness to the airlines' needs for rapid turnaround times on spares, repairs, and overhauls ensures strong participation in aftermarket.

Most recently, Moog supplied engineering, design, and fabrication for the primary and secondary flight controls on all variations of the Joint Strike Fighter Concept Demonstrator Aircraft, a program competition ultimately won by Lockheed Martin. Three versions will be built: a conventional takeoff and landing aircraft will be built for the U.S. Air Force; a carrier aircraft for the U.S. Navy to allow catapult launches and arrested landings; and a short takeoff and vertical landing aircraft for the U.S. Marines.

1972 - First flight of the F-15 Eagle. Moog supplied control stick boost and pitch compensator.

1964 - First flight of the SR-71 supersonic Blackbird using Moog servovalves.

1958 - First flight of the F-4 Phantom. Moog supplied air inlet servovalves and aileron interconnect actuators.

Aircraft Controls

Commercial Aircraft - FY '01 Sales: $182 Million - FY '02 Forecast Sales: $157 Million
Military Aircraft - FY '01 Sales: $158 Million - FY '02 Forecast Sales: $203 Million

1997 - B-2 Advanced Technology Bomber reaches initial operational capability using Moog's flight control actuation system.

1988 - JAS 39 Gripen first flight. First production aircraft to use Moog's direct drive technology in fly-by-wire servoacuation on its flight control surfaces.

All versions of the Joint Strike Fighter will be high speed supersonic and stealthy, while at the same time allowing greater range and payload, yet requiring less ongoing maintenance.

Aircraft Controls

Products
*   Primary and secondary flight control actuation systems using hydraulic, mechanical, electromechanical and electrohydrostatic technologies
*   Flight control servovalves
*   Engine control servovalves and servoactuators
*   Engine thrust vector control actuation systems
*   Electronic controllers for actuation systems
*   Stabilizer trim controls and multi-axis feel and trim systems
*   Active vibration control systems
*   Wingfold and weapons bay actuation systems
*   Electric gun turret controls
*   Main rotor and tail rotor actuators for helicopters

Major Programs

Military Aircraft:
*  F/A-18E/F, V-22, F-16, F-22, Japanese F-2, Korean T-50, Joint Strike Fighter
  (F-35), C-27J, C-295, Tornado, Eurofighter-Typhoon

Large Commercial Airplanes:
*  Boeing 737, 747, 757, 767, 777, Airbus A330/A340

Regional Aircraft:
*  DHC-8-400

Business Jets:
*  Citation X, Premier I, Hawker Horizon, Gulfstream IV/IV-X,
   Bombardier Continental(TM), Challenger 604, Global Express

Military and Commercial Helicopters:
*  Black Hawk, Sea Hawk, RAH-66, EH-101, S-92, AH-64

Military Engine Controls:
*  F-404, F-414, F-110, F-119, EJ200, AE2100, T406, RTM322

Commercial Engine Controls:
*  CF-6, GE90, V2500, RB211 and Trent, Honeywell APU's, PW 901

Customer Support:
*  All above current production programs plus legacy programs including
   A-7, B-1B, B-2, B-52, C-5, C-130, CH-46, CH-53, DC-8, DC-9, DC-10, E-2C,
   EA-6B, F-4, F-14, F-15, F-111, L1011, MD-11, MD-80, MD-90, P-3, SR-71, U-2

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
*  Focused, highly-responsive aftermarket support organization

Competitors
Electrohydraulic Actuation:
*  Parker Hannifin, Teijin Seiki, Smiths Industries (Dowty), TRW (Lucas),
   Liebherr

Mechanical Actuation:
*  Curtiss-Wright, Smiths Industries (Dowty), TRW (Lucas), Liebherr,
   Hamilton Sundstrand

Strategies & Initiatives
*  Maintain leading-edge technology in flight control, engine control, and active vibration controls
*  Offer our customers complete actuation system packages
*  Align business plans with customer objectives
*  Partner with prime contractor R&D centers
*  Aggressively pursue cost and cycle time reductions using lean initiatives in all areas of our business
*  Maintain the world's most responsive aftermarket support services
*  Expand aftermarket sales by partnering with government depots and commercial maintenance organizations

Market Developments
*  Boeing production rate remains steady, potential softness in future deliveries
*  RAH-66 Comanche EMD program proceeding on schedule
*  V-22 selects our active vibration control system
*  Raytheon Premier I is certified - production ramps up
*  Super mid-size business jets Hawker Horizon and Continental(TM)in flight test
*  Development phase begins on Joint Strike Fighter (F-35)

Graphs inserted which show Aircraft Controls sales and operating profit in millions of dollars as follows:

                                Sales           Operating Profit

FY 2001                         $340                 $49.2
FY 2002 projected               $360                 $50.3

Originally designed and built more than twenty years ago, the Shuttle orbiters are now preparing for NASA's 107th mission. Moog recently received an order for nearly $50 million to refurbish their flight controls so that they can continue in operation for another twenty years.

Space Controls

Moog's history in the space and launch vehicle business began in 1951 when the U.S. government was looking for a sophisticated and reliable way to control anti-aircraft missiles. With the success of Bill Moog's patented servovalve, the company was born and U.S. military contractors eagerly placed a succession of orders.

By 1955, the company's steering controls were being used on Boeing's Supersonic Bomarc missile, followed shortly by the fin controls for Subroc. Thrust vector controls for the Saturn and Titan launch vehicles and the Minuteman strategic missile were close behind.

Today, our space systems markets have evolved well beyond these original programs. Used on a wide spectrum of applications, including satellite propulsion, steering controls for space vehicles, solar array drives, antenna pointing mechanisms, and fin controls for missiles, Moog hardware is known for performing the most difficult jobs in control systems tasks.

One example of the durability of our equipment, and the longevity of the programs in this segment of our business, is the Space Shuttle. Two of Moog’s hydraulic servoactuators are on each solid rocket booster, providing the force and motion control to steer the 150-foot giants as they propel the shuttle out of Earth’s atmosphere. The four orbiters, Atlantis, Endeavor, Columbia, and Discovery, also use Moog’s actuators for steering during flight. Each main engine servoactuator has four two-stage servovalves that receive steering signals from the Shuttle’s four computers.

Redundancy, that is providing a back-up system if the original system fails, is an effective way of achieving flight safety. Due to the critical nature of each mission and the unprecedented complexity of its systems, the hardware that Moog has supplied since the late 70‘s for the Shuttle had to be quadruple redundant. In other words, it uses duplicate parallel components to tolerate multiple failures and allow continuous successful operation of the actuator.

Designing a system that was quadruple redundant for this type of environment was the most difficult rocket steering system ever designed at that point in history. Manufacturing the component hardware verged on the impossible.

1998 - Electrochemical TVC for Centaur stage of Atlas launch vehicle.
1986 - Ariane uses Moog's first electromechanical 24 volt actuator for thrust vector controls.
1978 - Major development programs are in process for the Patriot and Hellfire missiles.
1961 - Moog developed servoactuation for the Titan II ICBM.
1955 - Boeing's Bomarc Supersonic Missile takes first flight. Moog supplied steering controls.

Space Controls - FY '01 Sales:  $103 Million - FY '02 Forecast Sales  $111 Million

Space Controls

Products
*  Thrust vector control actuation
*  Steering control systems for space vehicles
*  Thruster valves, isolation valves, regulators, and integrated manifolds for satellite propulsion control
*  Electric propulsion propellant management systems for satellites
*  Solar array drives, antenna pointing mechanisms, and precision instruments
*  Fin control systems for tactical missiles and guided projectiles
*  Propellant valves for liquid rocket engines
*  Roll control thrusters

Major Programs

Satellite Propulsion:
*  HS 601, HS 702, A2100, LS-1300, Eurostar, SpaceBus
*  Gas management assembly for NASA Gravity Probe B satellite
*  Fuel/oxidizer propellant manifolds and helium manifold for
   Lockheed's A2100 satellite bus and SBIRS program

Launch Vehicle Steering and Propulsion Controls:
*  Titan IV, Atlas II, III, IV, Ariane 5, Space Shuttle, Delta II, III, IV,
   Pegasus, X-38 Crew Return Vehicle, Hyper X Space Plane

Space Station Components:
*  Fluid quick disconnect couplings, truss assembly actuators, fluid control valves

Electric Propulsion:
*  Propellant management assembly and thruster gimbal for LS-1300, Xenon flow controller and liquid regulator for A2100, HS 601/702 Xenon Regulator

Satellite Motion Control:
*  BCP-2000, LS-1300, SA-200, SpaceBus, N-Star, Selene Lunar Probe

Missile Steering Controls:
*  Patriot, Aspide, Sea Dart, Penguin, Aster 15 and 30, Arbizon, MQM 170-B,
   C-22 Drone, Hellfire, Longbow, AGM-142, TOW Fire & Forget, APKWS, NetFires,
   E-Squared, Tactical Tomahawk, Have Lite, Trident II (D-5), Minuteman III,
   SM-2 BLK IV

Competitive Advantages
*  Unparalleled experience in design and manufacture of electric and hydraulic launch vehicle steering controls and satellite propulsion controls
*  Leading edge technology in electric propulsion, precision regulation, and propellant management systems
*  The most extensive experience in satellite mechanisms for a variety of space flight applications including articulation of satellite solar arrays and antennas
*  Most comprehensive thruster valve product line worldwide
*  Automatic testing implemented on all new thruster and latch valve programs
*  World-class subsystem integration and test facilities including orbital welding, x-ray inspection, and Class 10,000 clean room
*  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force

Competitors
Launch Vehicle and Missile Steering Controls:
*  Honeywell, HR Textron, Parker, MPC, TRW

Satellite Propulsion Controls:
*  Vacco

Launch Vehicle Propulsion Controls:
*  Honeywell, Marotta, Ketema, Valcor, Vacco

Satellite Motion Controls:
*  Honeywell, MPC

Strategies & Initiatives
*  Continue the advance of electromechanical controls for launch vehicles and missiles
*  Increase use of automated test stands to reduce costs
*  Continue implementation of next-generation cleanliness equipment and techniques
*  Support satellite and launch vehicle manufacturers on a worldwide basis
*  Selective acquisitions of complementary product lines
*  Continue to support GEO satellite primes with subsystems
*  Increase standardization of products and processes to reduce costs

Market Developments
*  National Missile Defense testing is a high priority for DoD
*  Competition between Delta IV and Atlas V continues - Moog is baselined on both teams
*  GEO satellite market continues to be robust at historical levels
*  Long-term supply agreements signed with worldwide satellite and thruster manufacturers
*  THAAD missile entering engineering/manufacturing development phase
*  Supporting NASA's 2nd generation RLV program to advance propulsion and vehicle control technologies

Graphs inserted which show Space Controls sales and operating profit in millions of dollars as follows:

                          Sales           Operating Profit

FY 2001                   $103                 $12.4
FY 2002 projected         $111                 $13

Industrial Controls

Four years after Moog was founded, the company diversified into the industrial marketplace. As the allied nations recovered from WWII and moved into an age of automation, manufacturers around the globe needed precision controls for their machinery to make it more reliable, more productive, and less labor intensive. They came to us for solutions.

Steel is associated with progress, and for centuries its production has been an accurate gauge of any country's economic well being. Today, over 3,000 different grades of steel are used in high-speed rail transport, precision surgical instruments, sophisticated alloys, high-rise earthquake-proof buildings, and thousands of other modern applications.

Moog’s hardware was first used in the steelmaking industry over thirty years ago. Final processing of the rolling sheet stock required extremely accurate spacing of the rolls. Hydraulic servosystems positioned the rolls using our valves. Our applications have since increased to include controls on the entire mill, from handling of the liquid steel to the final down coiler. Finishing mills use 80 to 90 of our servovalves, while fully integrated mills with multiple finishing stands and down coilers, use over 150 valves. The accuracy, flexibility, and reliability of our valves have enabled the machine designers maximum freedom to revise process machinery.

Major investments in machine manufacturing have enabled the world's steel producers to increase their material output by 30 percent in the last 25 years, while simultaneously reducing their power consumption and the environmental impact of their process. Much of this progress relates to the development of steel mini-mills. These compact and highly-efficient mills require lower capital investment and consume significantly less energy and labor costs, while bringing high quality customized steels to market.

The experience and technology that Moog gained years ago led us to tackle mini-mill applications, as well as many other difficult and seemingly impossible industrial jobs.

Today, our industrial hardware is used in sawmills and mines, performing tasks too difficult and dangerous for people. Vocational trainers employ our high-fidelity simulators so that truck drivers, engineers, and pilots can clock thousands of training hours, gaining critical performance skills. Textile manufacturers, including Tuftco, a manufacturer of carpet tufting machinery, use our controls to change designs and patterns almost instantly.

And, while most of our industrial jobs are commercial in nature, we also supply gun aiming and ammunition handling controls for the military. In 2001, Moog received a $12 million long term contract from Hagglunds for electro-mechanical systems used on their high-speed combat vehicles.

Industrial Hydraulics - FY '01 Sales: $186 Million - FY '02 Forecast Sales: $188 Million
Industrial Electronics - FY '01 Sales: $75 Million - FY '02 Forecast Sales: $84 Million

1958 - 71 Series - SAG motor spring centered spool - Moog produced the first truly ruggedized Industrial valve.
1962 - Moog developed electronics for Jackson Vibrator, a railroad track leveler.
1975 - Custom systems: Tuftco's rug tufting needlebar positioner is developed at Moog.
1982 - Introduction of the PQ-valve for injection molding, integration of pressure transducer into the Moog proportional valve.

The extremely difficult working environment in a steel mill, coupled with the precision that our hardware must maintain, make this an achievement considered by many to be a tour de force in industrial applications.

1996 - Moog valves become the standard for all F-1 racing teams.

Industrial Controls

Products
Hydraulics:
*  Every type of servovalve and proportional valve
*  Actuation packages - high performance and application specific
*  Customized, integrated manifold packages
*  Fuel and lube oil pumps
*  Fuel, water, and lube oil systems for gas turbines
*  Industrial hydraulic pumps
*  Specialized pumps and integrated control skids for turbine installations

Electromechanical:
*  Brushless servomotors and programmable servo drives
*  Electromechanical servoactuator packages (linear and rotary)
*  Electronic controls for specialized automated machinery
*  Electrically-actuated motion simulators and platforms

Major Applications
Hydraulics:
*  Electrical feedback servovalves for control of clamp and injection operations on plastic injection molding equipment
*  Mechanical feedback and direct drive valves for parison control and electrical feedback valves for motion control in plastic blow molding machines and for control of rolls in paper machinery
*  Fuel metering and vane actuation controls for gas turbines
*  Fuel and water metering systems for gas turbines
*  Steam bypass and override controls for steam turbines
*  Application specific liquid control skids
*  Hydraulic actuators and servovalves for fatigue testing systems
*  Electrical and mechanical feedback servovalves for coil box, gauge control, mold oscillator, side guide, and down coiler control of steel and aluminum mill equipment
*  Vane and nozzle positioning of water turbines
*  Formula 1 race car control systems

Major Applications
Electromechanical:
*  Electric drives for assembly robots, metal forming machines, material handling robots, and packaging machines
*  Custom controls for carpet tufting machines
*  Full performance total machine controllers for injection and blow molding machines
*  Electric and hydraulic gun-positioning and ammunition-handling actuation for military vehicles, helicopters, and naval systems
*  Four and six-degree-of-freedom motion platforms with capacities of 2,000 to
   13,000 pounds for the entertainment and vehicle driver-training markets
*  Custom entertainment platforms for theme parks
*  Fuel metering and vane actuation controls for gas turbines
*  Control loading and motion platform actuators for flight training and entertainment simulators
*  Digital control valves and electronics for the control of paper making machines

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
*  Largest military vehicle customer signs contract for multiple follow-on programs

Graphs inserted which show Industrial Controls sales and operating profit in millions of dollars as follows:

                                Sales                 Operating Profit
FY 2001                         $261                       $21.7
FY 2002 projected               $272                       $21.8

Moog 50th Anniversary

Art Moog (Founder)

While driving back and forth to work, 25 miles from East Orange to Teterboro, Bill and I used to swap lies about what we were doing at work. We occasionally talked about the fact that with Bill’s design capability, and my manufacturing capability, it would be nice to have a product that we could make and sell to the aircraft industry. It was a vague thought and nothing came of it for awhile….. As it turned out, once we got into 1951, the order rate for valves got to a staggering level that required us to employ people to do assembly and test – working along side of us on the same test stands. It was a wonderful experience to go through. As we hired new employees, we were able to start a liberal personnel policy - many features of which still exist today – which is a very nice feeling to recognize.

Lou Geyer (Founder)

I'm grateful that, as I come back here, I find that you've held true to the founding ideas. Moog is still a good place to work. That was what we wanted, a good place to work.

Wayne Hawk (Former Officer)

It was always fun working at Moog - the people were great. I never saw a day that I didn't look forward to coming to work. And the reasons that the people were great was the selection process started by Art, Lou and Bill, and a great philosophy – once again started by Art, Lou, and Bill. We tried to continue it through my era, and I know that Bob has continued it, as shown by the group of people sitting here. So, today, Moog stands as one of the great companies in the world - with a great future.

Mike McCulley (Former Test Pilot and Astronaut - now COO United Space Alliance)

As I look at the history of Moog, you guys kept me airborne a lot, actually got me airborne, kept me airborne, and got me down a lot over those years. Plans change, and everything changes, and you guys have kept the same badge for 50 years - which is pretty damn awesome. You're to be congratulated for that.

Tom Morganfeld (Chief Test Pilot Lockheed Martin Skunk Works and Director of Flight Operations)

I was fortunate to be selected to be the first flight pilot for the X-35. I don’t think there are any two people in the whole program who will mother hen an airplane with more passion than the chief engineer and the chief test pilot. There’s just a lot of personal ownership. And, as a result, I’m very concerned about who builds what. When I found out that Moog was doing the actuators, I knew there were going to be no problems because, hey, their stuff never fails. I know there were plenty of seven-day weeks here. I know there were people burning midnight oil so they could get those actuators on the X-35. I’m here to tell you that they were absolutely flawless in the airplane – throughout the most demanding and incredibly successful test flight program I’ve ever been involved with. I’d like to thank you from all the guys that get in the front end of these airplanes and fly them with your actuators. From all the guys that probably don’t even know, like I didn’t know 40 some years ago, what a Moog valve was. They probably don’t know, and you know why they don’t know? Cause those suckers never fail – they don’t need to worry about it. Thank you. God bless you all, and may the next 50 be great.

Dick Aubrecht (Vice Chairman)

There are many factors that affect a company's ability to prosper. First, we had a basic strategy of defining our business as precision motion control. The Moog engineers were continuously looking beyond being a producer of servovalves to undertake actuation challenges of all sorts. This adventurous spirit led to the array of products that we have today, and also led to the range of markets that we serve around the world. The second factor has been our ability to deal with changing market conditions. The third, and perhaps the most important factor, has been our ability to be able to attract, hire, and retain the very best people for positions throughout the company. At its best, Moog is a group of very creative, intelligent, hard working, and energetic people, who want to be part of an extraordinary company.

Bob Brady (Chairman and CEO)

When I was in the Navy, I worked in the Brooklyn Navy Yard. At that time, on the day that a new ship sailed, completely spontaneously, every man and woman who had ever worked on that ship, a workforce of 5,000 people, showed up at 5 AM to stand in complete silence, and watch the work of their hands, their heads, and their hearts, leave to begin a new career, a career that may extend for 50 years or more. Today, I feel like I used to feel standing on that pier in Brooklyn. We’re here watching our company embark on its next 50-year voyage. Today, we can congratulate the founders, Bill, Art, and Lou, and all the folks around these three men who built the foundation for today’s success. And, for those of us who still have a chance to influence the future, this isn’t an end, this is a beginning. Let’s commit ourselves to make sure that the next 50 years are every bit as successful as the first 50 have been.

Moog Technology Glossary of Terms

Electrohydraulic Servocontrol Actuation

An electrohydraulic servocontrol system consists of six elements indicated in the diagram below: control electronics which may be a computer, microprocessor or guidance system and which create a command input signal; a servoamplifier which provides a low power electrical actuating signal which is the difference between the command input signal and the feedback signal generated by the feedback transducer; a servovalve which responds to this low power electrical signal and controls the high power flow of hydraulic fluid to an actuation element such as a piston and cylinder which positions the device being controlled; and a power supply, generally an electric motor and pump, which provides the flow of hydraulic fluid under high pressure. The feedback transducer measures the output of the system and converts this measurement into a proportional signal which is sent to the servo-amplifier. The concepts are similar in electromechanical systems wherein an electric drive and ballscrew are used instead of a servovalve and actuator.

This cutaway of an actuator shows the piston which moves inside the cylinder in response to the pressure and flow control of the servovalve. The piston extends and restracts, providing the motion or force commanded by the computer.

What is the power of perfect motion?

It’s the technology to move things instantly and precisely. (Instantly can mean milliseconds. Precisely can mean thousandths of an inch.) It’s the durability to move things perfectly, yet economically, for a decade or more. It’s the reliability to work in any climate or atmosphere, whether on Earth or on Mars, undersea or underground, in the firestorm of a missile launch or the frigid vacuum of space, in temperatures measured in plus and minus hundreds of degrees Fahrenheit.

How do servovalves and servoactuators work?

Here's an example of how they work in an airplane:

A pilot moves the control stick of an airplane from side to side. A transducer measures the position of the stick and sends an electronic signal to the flight control computer (FCC). The FCC combines that signal with others and sends a command signal through a wire to a servovalve. (That's why it's called fly-by-wire.)

The servovalve responds by controlling the flow of high-pressure oil to a piston that's connected to an aileron on the wing, thus raising or lowering the aileron. A device measures the aileron's position and sends a signal back to the FCC where it is compared with the pilot's command signal. When the two signals agree, the servovalve reduces the flow, holding the aileron's position until another command is received.

A similar sequence of events happens in nearly all of our applications. While airplanes use perfect motion to operate their flight surfaces, space vehicles, including the Space Shuttle, use it to steer their engines and rocket boosters. Satellites use it to position themselves in space, to unfurl their solar panels, and to point their antennas. Steel rolling mills use it to roll molten steel to a precise thickness.

There are, literally, thousands of machines that use perfect motion in a similar way to perform their tasks and, although they are unique to the job they perform, most of them follow similar principles.

Thrust vector control:

Launch vehicles and satellites are steered by directing the thrust of their rocket engines and booster nozzles so that the desired attitude and trajectory can be achieved during lift-off and ascent. Command signals coming from a guidance system are processed by servovalves that control servoactuators providing rock and tilt functions on the vehicles.

Primary Flight Controls:

Includes the ailerons and elevators that are operated using a control stick or a wheel and yoke, and a rudder that is operated by foot pedals. All of these controls are on trailing edges and are critical to the operation of the aircraft. The ailerons are located on the rear edge of the wing; the elevators are on the rear edge of the horizontal tail surface, and the rudder is located on the rear edge of the vertical tail.

Moving the control stick side to side rolls the plane. This causes the ailerons on both wings to move simultaneously, but in opposite directions, causing the plane to bank. Moving the stick forward and backward moves the elevators up and down, which causes the plane to pitch up or down. The rudder is used to move the aircraft about the vertical axis. If the pilot moves the rudder to the right, the aircraft turns to the right; if the rudder is moved to the left, the aircraft turns to the left.

Secondary flight controls:

Supplemental flight controls refine an aircraft’s performance and are typically found on larger or faster planes. Includes trim tabs which are small airfoils located in the trailing edge of a primary flight control; wingflaps which are sometimes next to the ailerons on the trailing edge, but sometimes on the leading edge; spoilers which can be extended vertically from the wing to slow the aircraft; speed brakes that extend down from the wings or the fuselage to slow a steep descent; and slats that are extended from the leading edge of the wing, changing the shape of the airfoil, thus allowing the aircraft to be controlled at very low speeds.

Aftermarket:

Aftermarket is comprised of three elements...spares, repairs, and overhaul business that can continue for decades - as long, in fact, as the lifetime of the machinery. Most of our aftermarket business comes from winning an original equipment (OEM) contract. In many cases, the opportunities provided by aftermarket provide strong incentives to win OEM programs.

Directors and Officers

Robert T. Brady
Chairman of the Board
Chief Executive Officer
President

Richard A. Aubrecht
Vice Chairman of the Board
VP - Strategy and Technology
Director

Robert R. Banta
Executive Vice President
Chief Financial Officer
Director

Joe C. Green
Executive Vice President
Chief Administrative Officer
Director

Robert H. Maskrey
Executive Vice President
Chief Operating Officer
Director

Philip H. Hubbell
Vice President
Contracts and Pricing

Stephen A. Huckvale
Vice President
Industrial Group

Martin J. Berardi
Vice President
Industrial Controls
Americas and Pacific

Warren C. Johnson
Vice President
Aircraft Group

Donald R. Fishback
Controller
Principal Accounting Officer

Timothy P. Balkin
Treasurer

John B. Drenning
Secretary
Partner, Hodgson Russ

James L. Gray
Director
Retired Chairman
PrimeStar Partners, LP

John D. Hendrick
Director
Retired Chairman
Okuma America Corporation

Kraig H. Kayser
Director
President and CEO
Seneca Foods Corporation

Director
Vice President and Treasurer
Northrop Grumman

Warren B. Cutting
Director Emeritus

Investor Information

Reports

  In addition to our Annual Report and 10-K, shareholders receive copies of our three quarterly earnings releases. Additional information about the Company may be obtained by writing:

  Susan Johnson
  Shareholder Relations
  Moog Inc.
  East Aurora, New York 14052-0018
  PHONE - 716/687-4225
  FAX - 716/687-4457
  E-MAIL sjohnson@moog.com

Electronic Information About Moog

  In Moog’s annual report, we try to convey key information about our fiscal year results. In addition to this primary information, we have a site on the world wide web for investor relations. Please visit this location using the URL address of:

  http://www.moog.com

Annual Meeting

  Moog's Annual Meeting of Shareholders will be held February 6, 2002 at the Albright-Knox Art Gallery, 1285 Elmwood Avenue, Buffalo, New York. Proxy cards should be dated, signed and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with shareholder instructions.

Stock Exchange

  Moog’s two classes of common shares are traded on the New York Stock Exchange under the ticker symbols MOG.A and MOG.B.

Financial Mailing List

  Shareholders who hold Moog stock in the names of their brokers or bank nominees but wish to receive information directly from the Company should contact Shareholder Relations at Moog.

Transfer Agent and Registrar

  Mellon Investor Services is the stock transfer agent and registrar maintaining shareholder accounting records. The agent will respond to questions on change of ownership, lost stock certificates, consolidation of accounts, and change of address. Please direct inquiries to:

  Mellon Investor Services
  P.O. Box 3312
  South Hackensack, NJ 07606
  Toll Free: 1-800-851-9677
  www.melloninvestor.com

Affirmative Action Program

  In recognition of our role as a contributing corporate citizen, Moog has adopted all programs and procedures in our Affirmative Action Program as a matter of corporate policy.

Moog Worldwide

Americas

Moog Inc.
Corporate Headquarters
Aircraft Group
Systems Group
Industrial Controls Division
East Aurora, New York, USA

Moog Aircraft Group
Salt Lake Operations
Salt Lake City, Utah, USA

Moog Aircraft Group
Torrance Operations
Torrance, California, USA

Moog Systems Group
Chatsworth Operations
Chatsworth, California, USA

Moog do Brasil
Controles Ltda.
Sao Paulo, Brazil

Moog de Argentina S.r.l.
Buenos Aires, Argentina

Europe

Moog GmbH
Boblingen, Germany
Nurnberg, Germany

Moog Controls Ltd.
Tewkesbury, England

Moog Ltd.
Ringaskiddy, Ireland

Moog Hydrolux S.a.r.l.
Luxembourg

Moog Italiana s.r.l.
Malnate, Italy

Moog S.A.R.L.
Rungis, France

Moog Whitton
Tewkesbury, England

Moog Italiana s.r.l.
Casella, Italy

Moog Microset s.r.l.
Brescia, Italy

Moog Norden A.B.
Askim, Sweden

Moog OY
Espoo, Finland

Moog Sarl
Sucursal En Espana
Orio, Spain

Moog Norway
Rud, Norway

Moog GmbH
Vienna, Austria

Asia/Pacific

Moog Controls
Corporation
Baguio City, Philippines

Moog Japan Ltd.
Hiratsuka, Japan

Moog Controls
(India) Pvt. Ltd.
Bangalore, India

Moog Australia Pty. Ltd.
Mulgrave, Australia

Moog Korea Ltd.
Kwangju-kun, South Korea

Moog Control System
(Shanghai) Co., Ltd.
Shanghai, People's Republic of China

Moog Singapore Pte. Ltd.
Singapore

Moog Controls
Hong Kong Ltd.
People's Republic of China

Photography

Page 5:  Joint Strike Fighter - Lockheed Martin Corporation

Page 10:  NMD Radar Antenna Array - The Boeing Company

Page 11:  NMD Interceptor Launch - The Boeing Company

Page 12:  Tufting Machine - The Tuftco Corporation