Form 10-K, Exhibit 13
period 2002-09-28
MOOG INC
filed 2002-12-16
CIK 67887

Exhibit 13

MOOG

The Power of Perfect Motion for Aviation/Space/Industry

MOOG INC. / 2002 / ANNUAL REPORT

Moog is a worldwide manufacturer of

precision control components and systems.

Moog's high performance actuation products

control military and commercial aircraft,

satellites and space vehicles, launch vehicles,

missiles, and automated industrial machinery.

Content

Financial Highlights	1
Letter to Shareholders	2
Aircraft Controls	4
Space Controls	8
Industrial Controls	12
Compelling Investment	16
Glossary of Terms	18
Directors and Officers	20
Form 10K	21
Investor Information	58

Cover: Photograph of Moog's campus in East Aurora, New York.

For a list of the company's locations worldwide, please see inside back cover.

Financial Highlights

Moog Inc.

(dollars in thousands except per share data)

	Fiscal Year	2002**	2001	2000	1999	1998
	Net Sales	$718,962	$704,378	$644,006	$630,034	$536,612
	Net Earnings	37,599	27,938	25,400	24,431	19,268
	Net Earnings Per Share*	$2.50	$2.11	$1.90	$1.80	$1.51
	Total Assets	885,547	856,541	791,705	798,476	559,325
Indebtedness	- Senior	196,463	253,329	246,289	256,110	85,614
	- Subordinated	120,000	120,000	120,000	120,000	120,000
	Shareholders' Equity	300,006	235,828	222,554	211,770	191,008
	Capital Expenditures	27,280	26,955	23,961	26,439	22,688
	Depreciation and Amortization	25,597	31,693	30,443	30,602	22,665
	Backlog	364,574	364,331	345,333	336,857	314,253

* Prior to Fiscal 2001 per share data has been restated to reflect the effect of the three-for-two split of the Company's Class A and Class B common stock offered in the form of a 50% stock distribution on September 21, 2001.

** Includes effects of the adoption of SFAS No. 142 under which goodwill is no longer amortized.

(dollars in millions)

Graphs inserted which show sales, operating profit and net earnings in millions of dollars as follows:

	'99	'00	'01	'02	'03 Projected
Sales	$630	$644	$704	$719	$760
Operating profit	$73.4	$79.8	$83.2	$91.7**	$92.2
Net earnings	$24.4	$25.4	$27.9	$37.6**	$42.4

Chairman's Letter

To Our Shareholders, Employees, and Friends:

We began fiscal year '02 nineteen days after 9/11. At the time, we could only guess how the aftermath of those events would influence our future. In retrospect, the impact was profound. After all the puts and takes, the remarkable fact is that we achieved net earnings of $37.6 million, a 16% increase over comparable earnings in the previous year. On a per-share basis, our FY'02 earnings were $2.50, a new record.

We knew we'd be relying on the strength in our military business when we started the year. As the year progressed, the defense business exceeded our expectations and ultimately generated 39% of our revenues.

Aircraft

Our new Joint Strike Fighter program (JSF) started up right on schedule, generating over $10 million in its first nine months. In our business, that's like going from zero to sixty in four seconds.

Aftermarket sales in military aircraft grew by 26% to over $89 million making it our Company's fastest growing product line. Increases, spread over a variety of production programs, including the F/A-18E/F, the F-15, and the Black Hawk helicopter, resulted in a $44 million overall increase in military aircraft revenue.

Taken all together, the growth in military sales overwhelmed a 17% decline in commercial aircraft sales to Boeing and Airbus, and a 12% reduction in the commercial airplane aftermarket. As a result, total Aircraft segment sales increased by 6% to $359 million.

We expect the pattern established by Aircraft in '02 to continue into '03. We're forecasting a $35 million increase in the segment's sales, a gain of close to 10%.

In '03, the build-up on the F-35 Joint Strike Fighter will produce much of the sales growth, with annual revenues increasing to almost $40 million. Growth in military aftermarket will continue and revenues on the V-22 Osprey will be up substantially as we deliver replacement swashplate actuators, updating aircraft to the latest configuration.

Growth in military aircraft sales in '03 will outweigh a slight decline in commercial revenues due to lower production at Boeing. Sales will also increase on our emerging business jet programs, including Raytheon's Premier and Hawker Horizon, and Bombardier's Challenger.

As we look further into the future, we're encouraged by a number of positive factors in our Aircraft segment. The F-35 could have a huge impact on our revenues in the outyears. We're heartened by the prospect of recovery for the V-22. The Army seems to have settled on a final restructure of the Comanche helicopter and is now planning production of close to 700 vehicles. The Koreans have selected the F-15K and placed their first order for 40 aircraft. Over the next three years, we'll deliver actuators for the Indian Light Combat Aircraft, a program restarted after export restrictions were removed.

On the commercial side, we're hopeful that the '03 production rate for Boeing Commercial will be the bottom of the cycle and that the rate will improve in '04 or '05. We're hopeful that the aftermarket will sustain itself at the current level and that our business jet programs will see nice increases in the years beyond '03.

Space

In our Space segment, sales were $107 million in '02. Expected revenue growth on the refurbishment contract for Space Shuttle came through but was moderated by an end-of-the-year slowdown in deliveries for commercial satellites and tactical missiles.

Although the Space segment's growth was modest in fiscal '02, it was a year of substantial technical achievements. We celebrated successful launches of Lockheed Martin's Atlas V and Boeing's Delta IV Launch Vehicles, both of which use our steering and propellant controls. Our hardware successfully performed critical functions in the assembly of the International Space Station. Moog electromechanical bolt motor actuators joined truss segments, and our quick disconnect couplings completed the ammonia heat transfer circuit from the Station's power-generating system.

In terms of sales, our Space segment in '03 will look a lot like last year, less the Space Station Crew Return Vehicle. We're forecasting revenues of $98 million. We're expecting a continuation of the reduced level of activity on commercial satellites and tactical missiles that we experienced in the fourth quarter of '02. These effects will be offset, in part, by the build-up on programs associated with national missile defense and NASA's initiative on a second-generation reusable launch vehicle (RLV).

Over the longer term, as in Aircraft, there are positive forces at work in our Space segment. We're increasing our market share on commercial satellites by adding subsystem integration to our extensive component portfolio. On the Lockheed Martin A2100 Satellite, we're supplying propellant and gas management manifolds along with antenna-pointing gimbal assemblies. For the emerging electric propulsion market, we're positioned as the leader in Xenon feed systems and engine thruster gimbal assemblies. Our product position on commercial satellites will provide a steady revenue stream for the foreseeable future and we believe the time will come when production of the big Geosynchronous (GEO) satellites will return to the pace of two or three years ago. In addition, we believe there will be increased emphasis by the military on space-based communication.

Industrial

Our Industrial segment had a tougher time in fiscal '02 than we anticipated. We forecasted a sales increase to $272 million. We anticipated the uplift in sales which occurred on combat controls for military vehicles. We were forecasting a slight decline in the plastics machinery market but, beyond that, we expected a continuation of product-line revenue levels achieved in the latter half of '01. However, two of our key market areas, controls for industrial gas turbines and actuators for flight-training simulators, got a lot worse in '02. We've adjusted to this reality, and for '03 we're forecasting a continuation of the levels actually experienced in the fourth quarter of '02, complemented by continued growth in combat controls for military vehicles. The result should be Industrial revenues of $268 million in '03.

Searching for signs of an industrial upturn in '02, the most optimistic report we ever got was "it's not getting any worse". Our Industrial folks met this challenge in a professional fashion. We continually resized our operations in relation to the prevailing market conditions. A management team's best work is often done when dealing with the reality of a down market and our Industrial folks had that opportunity in fiscal '02.

The cost reduction accomplished last year will certainly improve results in '03 and will really pay off when the industrial cycle turns up - as it inevitably will.

Outlook for '03

All in all, we're extremely gratified with the results that we achieved in '02, and with our opportunities in '03. Everyone acquainted with the commercial aircraft and the commercial spacecraft markets is aware of what's occurred over the last two years. In '03, we'll be supporting production at Boeing Commercial that's roughly half the rate of three years ago.  We've seen a similar decline in the demand for GEO satellites. All companies associated with the global market for sophisticated industrial equipment continue to experience sluggish demand.

Moog continues to generate double-digit growth in earnings per share despite those difficult conditions. Our ability to perform in this fashion is partly the result of the nature of our Company. We're specialists in high-performance actuation, a technology that has application in many different markets. Over the years, we've delivered our particular competence to a broad spectrum of different markets, including the major defense establishments in the U. S. and overseas. We have the flexibility to shift resources of all sorts, including design and development engineers, professional staff, and world-class factory capacity, to support the parts of our business that are growing, and to protect the margins in those areas that are under pressure. Last, but not least, we have a talented and dedicated staff focused on delivering the best products to the most demanding customers in all of the markets we serve. This combination has allowed our Company to move through a turbulent economic period while maintaining stable and predictable financial outcomes. It's the approach that worked for us in '02, and we believe it will work as well in '03, and into the future.

Respectfully submitted,

Bob Brady

Photograph inserted here.

Back row left to right: Dick Aubrecht Vice Chairman Joe Green Chief Administrative Officer Steve Huckvale Vice President Warren Johnson Vice President	Middle row left to right: Bob Banta Chief Financial Officer Bob Brady Chairman, CEO Bob Maskrey Chief Operating Officer	Front row left to right: Jay Hennig Vice President Phil Hubbell Vice President Marty Berardi Vice President

Aircraft Controls

Military and Commercial Aircraft

The Aircraft segment of our company designs and manufactures high-performance flight controls and jet engine controls for the world's most important military programs as well as for large commercial and business aircraft. Along with original equipment sales (OEM), the company provides comprehensive aftermarket services for the lifetime of the aircraft.

In '02, military revenues comprised fifty-six percent of the segment and, as a result of continued growth, will be a larger percentage in '03. In total, Aircraft generates nearly half of Moog's annual revenues.

Aftermarket revenue for the military has more than doubled in the past five years and now accounts for twenty-five percent of Aircraft sales. Moog has supplied flight control actuation for every important U.S. aircraft program since the 1950's and continues to supply spare parts on those aircraft. Additionally, in the past three years, the company has received several significant long-term defense contracts to provide depot repairs that directly support the country's readiness.

Several large production programs contributed to the surge in revenues. The ramp-up of the System Development and Demonstration phase of the F-35 Joint Strike Fighter provided the largest increment of growth and, going forward, it will become the largest single contributor, growing in '03 to sixteen percent of total military revenues.

Production on the F/A-18E/F Super Hornet added substantially to '02 sales, as it has for the past several years. We expect strong sales on this program to continue. Moog also supplied hardware for the Marines' V-22 Osprey which is undergoing a rigorous test program. This program promises significant topline growth if it transitions into active production as planned.

In commercial aircraft, Moog is a leading supplier of OEM flight control actuation for the Boeing 7-series aircraft. We also supply servovalves and some flight controls to Airbus. Production of controls for business jets is a relatively new and growing market for Moog and contributed thirteen percent of commercial aircraft sales.

Aftermarket sales are currently about thirty-two percent of our commercial revenues and are an extremely important part of our commercial portfolio. The aftermarket held up better than expected in '02, and we're hoping for continued stability in '03.

Taking the year altogether, the Aircraft segment increased nearly $20 million in fiscal '02 and is expected to grow by $35 million in fiscal '03.

Aircraft Controls

Commercial Aircraft / FY '02 Sales: $157 Million / FY '03 Forecast Sales: $145 Million

Military Aircraft / FY '02 Sales: $202 Million / FY '03 Forecast Sales: $249 Million

Flight testing of all three versions

of the Joint Strike Fighter demonstrator aircraft

established an unprecedented string of flight-test records,

including the first aircraft in history to achieve a short takeoff,

level supersonic dash, and vertical landing in a single flight.

Moog's primary and secondary flight controls provide the

aircraft with extremely precise handling qualities.

Products

  Primary and secondary flight control actuation systems using hydraulic, mechanical, electromechanical, and electrohydrostatic technologies

  Flight control servovalves

  Engine control servovalves and servoactuators

  Engine thrust vector control actuation systems

  Electronic controllers for actuation systems

  Stabilizer trim controls and multi-axis feel and trim systems

  Active vibration control systems

  Wingfold and weapons bay actuation systems

  Electric gun turret controls

  Main rotor and tail rotor actuators for helicopters

  Hydraulic servomotors and servopumps

  Top: Boeing 747
  As the leading original equipment provider of primary and secondary flight controls on Boeing's 7-series commercial jet transports, Moog also provides superior aftermarket services for the life of the aircraft.

  Center: Bombardier's Challenger 300
  This elegant super-midsize intercontinental business jet, uses Moog's primary and secondary flight controls.

  Bottom: V-22 Osprey
  Moog provides primary flight controls, blade fold actuation, and vibration suppression for this transformational military transport.

  Aircraft Controls

  Commercial and Military Aircraft

  Major Programs

  Military Aircraft:

  F-15, F/A-18C/D and E/F, V-22, F-16, F-22, Japanese F-2, Korean T-50, F-35 Joint Strike Fighter, C-27J, C-295, Tornado, Eurofighter-Typhoon

  Large Commercial Airplanes:
  Boeing 737, 747, 757, 767, 777, Airbus A330/A340

  Regional Aircraft:

  DHC-8-400

  Business Jets:

  Citation X, Premier I, Hawker Horizon, Gulfstream IV, Bombardier Challenger 300, Bombardier Challenger 604, Bombardier Global Express

  Military and Commercial Helicopters:

  Black Hawk, Sea Hawk, RAH-66, EH-101, S-92, AH-64

  Military Engine Controls:

  F-404, F-414, F-110, F-119, EJ200, AE2100, T406, RTM322

  Commercial Engine Controls:

  CF-6, GE90, V2500, RB211 and Trent, Honeywell APU's, PW 901

  Customer Support:

  All above current production programs plus legacy programs including A-6, A-7, A-10, B-1B, B-2, B-52, C-5, C-130, CH-46, CH-47, CH-53, C-141, DC-8, DC-9, DC-10, E-2C, EA-6B, F-4, F-14, F-111, KC-10, KC-135, L-1011, MD-11, MD-80, MD-90, P-3, SR-71, U-2

  Competitive Advantages

  Complete actuation system integration capability
  Unparalleled experience in design of primary and secondary flight control actuation, both in the U. S. and overseas
  State-of-the-art technology in flight controls, engine controls, and active vibration
  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force
  Focused, highly-responsive aftermarket support organization

  Competitors

  Electrohydraulic Actuation:

  Parker Hannifin, Teijin Seiki, Smiths Industries (Dowty), Goodrich (TRW/Lucas), Liebherr

  Mechanical Actuation:

  Curtiss-Wright, Smiths Industries (Dowty), Goodrich (TRW/Lucas), Liebherr, Hamilton Sundstrand

  Strategies and Initiatives

  Offer our customers complete actuation system packages
  Maintain leading-edge technology in flight control, engine control, and active vibration control
  Align business plans with customer objectives
  Partner with prime contractor R&D centers
  Continuously pursue cost and cycle time reductions using lean initiatives in all areas of our business
  Maintain the world's most responsive aftermarket support services
  Expand aftermarket sales by partnering with government depots and commercial maintenance organizations

Market Developments
  System design and development phase begins on F-35 Joint Strike Fighter
  UH-60M Black Hawk selects our active vibration control system
  RAH-66 Comanche EMD program proceeding on schedule
  Boeing production rate declines
  Raytheon Premier I is certified and production ramps up
  Super-midsize business jets Hawker Horizon and Challenger 300 in flight test

Aircraft Controls		Aircraft Controls
SALES		OPERATING PROFIT
'02	$359 Million	'02	$65.4 Million
'03 Projected	$394 Million	'03 Projected	$64.7 Million

  DELTA IV

  Boeing's new family of Delta IV

  Launch Vehicles offers maximum capability,

  highly accurate delivery, reduced costs, and the flexibility of single, dual, and multiple manifest missions for commercial and government customers. Moog provides both steering and

  propulsion control systems and components on the Delta IV.

  Space Controls

  Satellites, Launch Vehicles, and Missiles

  The company's Space segment has these major components: satellites and space vehicles, launch vehicles, and missiles. Revenues make up about fifteen percent of total company sales.

  The satellite and space vehicle portion of this segment is by far the largest. In this business, the company has three major product areas. We design and manufacture high-performance fluid controls for steering and positioning all types of space vehicles. We also produce sophisticated mechanisms for pointing antennas, unfurling solar arrays, and controlling space optics for both government and commercial satellites. We built all the original flight controls for the Space Shuttle orbiters in the late '70's, and we're now in the midst of a major refurbishment of that equipment. In '02, we completed flight control development for the X-38 Space Station Crew Return Vehicle.

  In recent years, Moog has led the transition from hydraulic flight controls, as on the Space Shuttle, to the electromechanical controls on the X-38. In a similar fashion, the late '90's saw the evolution of hydraulic thrust vector controls (TVC) on Titan IV to the electromechanical TVC on Atlas V and Delta IV. That development is now complete, and our launch vehicle revenues depend on the steady but low-rate production of Atlas, Delta, and Ariane. Revenues from missiles, both strategic and tactical, tend to come from many small contracts for steering controls, adding up thirty-seven percent of the total Space business. The missile business has been flat for several years and, in '03, there will be a break in production on the Hellfire missile. However, future potential upside to this business includes Ground-based Midcourse Defense (GMD), formerly called National Missile Defense. Moog supplies steering and kill vehicle controls for GMD and, when this program is funded for production, it will be a significant catalyst for revenue growth.

  In total, Space revenues in fiscal '03 will look like '02 except for the completion of the Crew Return Vehicle.

  Space Controls

  FY '02 Sales: $107 Million

  FY '03 Forecast Sales: $98 Million

  Products

  Thrust vector control actuation
  Steering control systems for space vehicles
  Thruster valves, isolation valves, regulators, and integrated manifolds for satellite propulsion control
  Electric propulsion propellant management systems for satellites
  Solar array drives, antenna-pointing mechanisms, and precision instruments
  Fin control systems for tactical missiles and guided projectiles
  Propellant valves for liquid rocket engines
  Divert and attitude control thruster valves for missile interceptors
  Motors (brush, brushless, stepper), eddy current dampers, brakes, clutches, gear head assemblies for space flight mechanisms
  Nanometer step-size actuators that can operate at cryogenic temperatures

  Top: Delta IV
  Steering controls for both the second stage and the solid rocket boosters on the Delta IV launch vehicle are made by Moog.

  Center: Gravity Probe B
  Gravity Probe B, the pre-eminent scientific satellite, designed by NASA and Stanford University to test Einstein's space-time theories, uses thirty-five of Moog's latch valves.

  Bottom: Space Shuttle
  Moog designed the flight controls for the Space Shuttle orbiters twenty-five years ago and is now refurbishing them so they continue to perform flawlessly.

  Space Controls

  Satellites, Launch Vehicles, and Missiles

  Major Programs

  Satellite Chemical Propulsion:

  Boeing 601 and 702, A2100, LS-1300, Eurostar, SpaceBus thruster and isolation valves

  Satellite Subsystem Integration:

  Gas Management Assembly for NASA Gravity Probe B satellites
  Propellant and helium manifold for A2100 and SBIRS

  Launch Vehicle Steering and Propulsion Controls:

  Titan IV, Atlas II, III, V, Ariane 5, Space Shuttle, Delta II, III, IV, Pegasus, X-38 Crew Return Vehicle, Hyper X Space Plane, 2nd Generation RLV

  Space Station Components:

   Fluid quick disconnect couplings, truss assembly actuators, fluid control valves

  Satellite Electric Propulsion:

  Propellant management assembly and thruster gimbal for LS-1300, Xenon flow controller for A2100, HS 601/702 Xenon Regulator

  Space Flight Motion Control:

  BCP-2000, LS-1300, SA-200, SpaceBus, N-Star

  Missile Steering Controls:

  GMD, Patriot, Aspide, Sea Dart, Penguin, Aster 15 and 30, Arbizon, MQM 170-B, C-22 Drone, Hellfire, Longbow, AGM-142, APKWS, NetFires, E-Squared, Tactical Tomahawk, Have Lite, Trident II (D-5), Minuteman III, SM-2 BLK IV, AMSTE

  Competitive Advantages

  Unparalleled experience in design and manufacture of electric and hydraulic launch vehicle steering controls and satellite propulsion controls
  Leading edge technology in electric propulsion, precision regulation, and propellant management systems
  The most extensive experience in satellite mechanisms for a variety of space flight applications including articulation of satellite solar arrays and antennas
  Most comprehensive thruster valve product line worldwide
  Automatic testing implemented on all new thruster and latch valve programs
  World-class subsystem integration and test facilities including orbital welding, x-ray inspection, and Class 10,000 clean room
  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force

  Competitors

  Launch Vehicle and Missile Steering Controls:

  Honeywell, HR Textron, Parker, MPC, Goodrich

Satellite Propulsion Controls:

  Vacco

  Launch Vehicle Propulsion Controls:

  Honeywell, Marotta, Ketema, Valcor, Vacco

  Satellite Motion Controls:

  Honeywell, MPC, Aeroflex

  Strategies & Initiatives

  Continue the advance of electromechanical controls for launch vehicles and missiles
  Increase use of automated test stands to reduce costs
  Continue implementation of next-generation cleanliness equipment and techniques
  Support satellite and launch vehicle manufacturers on a worldwide basis
  Selective acquisitions of complementary product lines
  Continue to support GEO satellite primes with subsystems
  Increase standardization of products and processes to reduce costs

  Market Developments

  National Missile Defense (GMD) testing is a high priority for DoD
  Competition between Delta IV and Atlas V continues - Moog is baselined on both teams
  Long-term supply agreements signed with worldwide satellite thruster manufacturers
  Supporting NASA's 2nd generation RLV program to advance propulsion and vehicle steering control technologies

Space Controls		Space Controls
SALES		OPERATING PROFIT
'02	$107 Million	'02	$12.3 Million
'03 Projected	$98 Million	'03 Projected	$7.4 Million

  Industrial Controls

  Industrial Hydraulic and Industrial Electrics

  Industrial is the most diverse of our three segments in terms of numbers of customers and different applications. Although four markets within the segment -- plastics, turbines, combat controls, and aftermarket -- account for nearly fifty percent of the total revenues, the other fifty percent include dozens of unique markets ranging from saw mills to bottle-labeling equipment to automatic gear boxes on Formula 1 race cars. In all cases, Moog provides both the application engineering and the hardware for motion and fluid control applications that demand reliable, highly precise control under difficult operating conditions.

  In our Industrial segment, we do more business in Europe and Asia than we do inside the U.S. This is truly a global business and is therefore impacted by currency fluctuations. In the coming year, the strength of the Euro could add measurably to our results.

  In the plastics market, Moog sells high performance machine controls to makers of injection and blow molding machines that form any number of products ranging from compact discs to dashboards. This business exceeds $40 million and is expected to increase slightly in '03.

  Demand for turbine controls, which are sold to the world's largest power generation manufacturers, decreased slightly in '02. In addition, GE moved procurement of some of our products to electronic reverse auctions. In this process, decisions are based solely on price and purposely ignore quality of hardware, engineering expertise, and aftermarket support. We do not participate in e-auctions. The result will be a decline in '03 revenues for turbines.

  On the other hand, we do have one market exhibiting strong growth. Combat controls used on tanks and other armored vehicles were very strong in '02, growing by $10 million from '01, and are expected to increase in '03 as well.

  The myriad other Industrial markets had small puts and takes, none of which were individually significant. The strength of foreign currencies was responsible for a small increase in '02 revenues but the Euro could add as much as $12 million in '03, if it stays at its current level.

  Going forward, the most significant factor in this segment is the expectation of improved margins. Cost reduction initiatives begun during '02 will result in a material decrease to cost of sales in '03, providing a strong boost to profitability.

  Industrial Controls

  FY '02 Sales: $253 Million

  FY '03 Forecast Sales: $268 Million

  AAAV

  The Advanced Amphibious Assault Vehicle

  (AAAV) is made by General Dynamics Amphibious Systems

  and is the key program going forward for rapid deployment

  of U.S. Marines. It has more than three times the

  water speed of any current amphibious assault vehicle,

  can keep pace with the M1A1 tank, and offers nuclear,

  biological, and chemical protection for its crew and

  onboard Marines. Moog provides the AAAV

  with turret controls and automated

  ammunition loading controls.

  Products

  Hydraulics:

  Servovalves and proportional valves
  Actuation packages - high performance and application specific
  Customized, integrated manifold packages
  Fuel and lube oil pumps
  Fuel, water, and lube oil systems for gas turbines
  Industrial hydraulic pumps
  Specialized pumps and integrated control skids for turbine installations

  Electromechanical:

  Brushless servomotors and programmable servodrives
  Electromechanical servoactuator packages (linear and rotary)
  Electronic controls for specialized automated machinery
  Electrically-actuated motion simulators and platforms

  Top: Steel rolling mill
  The extremely difficult working environment in a steel mill, coupled with the precision that our hardware must maintain, make this an achievement considered by many to be a tour de force in industrial applications.

  Center: Krones bottle-labeler
  The integrated electronics and motors used on Krones bottle-labeling machines is an example of the custom automation Moog provides on a worldwide basis.

  Bottom: Comau robot
  A long-standing relationship with Comau resulted in our being selected to supply motor control electronics and motors for their next generation robot.

  Industrial Controls

  Industrial Hydraulic and Industrial Electrics

  Major Programs

  Hydraulics:

  Electrical feedback servovalves for control of clamp and injection operations on plastic injection molding equipment
  Mechanical feedback and direct drive valves for parison control and electrical feedback valves for motion control in plastic blow molding machines and for control of rolls in paper-making machinery
  Power generation (turbines) controls for fuel, water, steam, and vane actuation
  Fuel and water metering systems for gas turbines
  Hydraulic actuators and servovalves for fatigue testing systems
  Electrical and mechanical feedback servovalves for coil box, gauge control, mold oscillator, side guide, and down coiler control of steel and aluminum mill equipment
  Formula 1 race car control systems

  Competitors

  Servovalves:

  Bosch/Rexroth

  Electric Drives:

  Indramat, Danaher, MTS

  Simulators:

  Fokker, Hydraudyne

  Major Programs

  Electromechanical:

  Electric drives for assembly robots, metal forming machines, material handling robots, and packaging machines
  Custom controls for carpet tufting machines
  Full performance total machine controllers for injection and blow molding machines
  Electric and hydraulic gun-positioning and ammunition-handling actuation for military vehicles, helicopters, and naval systems
  Four and six-degree-of-freedom motion platforms with capacities of 2,000 to 13,000 pounds for the entertainment and vehicle driver-training markets
  Custom entertainment platforms for theme parks
  Fuel metering and vane actuation controls for gas turbines
  Control loading and motion platform actuators for flight training and entertainment simulators
  Digital control valves and electronics for the control of paper-making machines

  Competitive Advantages

  Leading-edge technology in industrial automation
  Well-developed application knowledge of motor control in target markets
  Worldwide systems engineering to optimize custom solutions
  Focus on product reliability supported by worldwide service facilities
  World-class manufacturing facilities staffed with skilled, experienced, and dedicated work force

  Strategies & Initiatives

  Continue development of leading-edge technology
  Pursue system integration of our products in selected market applications
  Consolidate production in global manufacturing centers
  Focus factories and processes to shorten lead times
  Expand global capabilities for support and service
  Initiate market specific electro-mechanical controls packages
  Speed new product introduction through enhanced project systems and skills
  Develop strategic sourcing skills to manage national offset requirements

  Market Developments

  Plastics machinery market growth levels out and electro-mechanical controls gain acceptance especially in high volume smaller machines

  Full flight simulator training market begins consideration of electric actuation
  General global market conditions have moved to cyclic lows - business conditions should be moving in a positive direction going forward

Industrial Controls		Industrial Controls
SALES		OPERATING PROFIT
'02	$253 Million	'02	$14.0 Million
'03 Projected	$268 Million	'03 Projected	$20.1 Million

  A Compelling Investment Opportunity
  2002 Headlines Moog Inc.

  Business News

  Moog 4th Quarter FY'01 Earnings up 15%
  Completes Sale of Two Million Shares

  Business News

  Moog 1st Quarter Net Earnings up 9%
  Acquires Space Product Line from Tecstar

  Business News

  Moog 2nd Quarter Net Earnings up 17%
  Wins Best Fluid Power Product of the Year

  Business News

  Moog 3rd Quarter Net Earnings up 18%
  Purchases Controlling Interest in TSS

  Business News

  Moog 4th Quarter Net Earnings up 19%
  Receives $26 Million Contract: F-15 Eagle

  Business News

  Moog Inc. Affirms 2003 Projections
  FY'03 Earnings' Forecast at $2.75 Per Share
  Receives $113 Million Contract: F-35 JSF

  Moog

  Barriers to Entry

  Aviation depends on what we make. Space missions depend on what we make. Industry depends on what we make and history depends on what we make. Our customers understand this and that's why they choose hardware that has a fifty-year record of success.

  The same qualities that make Moog the supplier of choice for critical control applications make us an intelligent investment.

  Balanced and Diversified Markets - 2003E

  Pie chart inserted showing:

  Industrial Segment 35%

  Space Segment 13%

  Aircraft Segment 52%

  Pie chart inserted showing:

  Industrial and Commercial 55%

  Military and Gov't Funded 45%

  Pie chart inserted showing:

  International 28%

  U.S. 72%

  Our market diversification began nearly fifty years ago and our international diversification began more than thirty-five years ago. Just as investors balance their portfolios of stocks, so do we balance our portfolio of business to benefit both the company and its shareholders.

  EBITDA (Earnings before income taxes, depreciation, and amortization) (dollars in millions)

  Graphs inserted which show EBITDA as follows:

  1998    $73

  1999    $96

  2000     $102

  2001     $106

  2002     $105

  Moog continues its pattern of generating strong EBITDA.

  Cash Flow Conversion (dollars in millions)

  Graphs inserted which show cash flow from operations and capital expenditures as follows:

                  Cash Flow from Operations                    Capital Expenditures

  1998                     $23                                                        $23

  1999                     $43                                                        $26

  2000                     $45                                                        $24

  2001                     $53                                                        $27

  2002                     $59                                                        $27

  Strong earnings and better working capital management have resulted in improved cash flow from operations.

  Growing Aftermarket Sales in Proprietary Products (dollars in millions)

  Graphs inserted which show aftermarket sales as follows:

  1998     $90

  1999     $131

  2000     $151

  2001     $153

  2002    $165

  One of our strategies for the past eight years has been to vigorously pursue aftermarket sales for our proprietary products.

  Glossary of Terms

  Moog Technology

  In 2001, Moog began providing a glossary of selected terms relevant to our technology and markets.
  This year we're providing several new terms in the same in-depth fashion as well as abbreviated definitions from the prior year.

  2001 terms:

  Aftermarket:
  Spares, repairs, and overhaul of OEM hardware.

  Primary flight controls:
  Flight-critical controls including ailerons, elevators, and rudders. All are on the trailing edge of a wing.

  Secondary flight controls:
  Supplemental controls that refine an aircraft's performance including trim tabs, wingflaps, spoilers, speed brakes, and slats.

  Thrust vector control:
  Steering launch vehicles and satellites by directing the thrust of their rocket engines and booster nozzles.

  Electrohydraulic Servocontrol Actuation:

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

  2002 terms:

  Electrohydrostatic actuation (EHA):

  In a conventional aircraft, flight surfaces are operated through electrical signals that control the hydraulic or mechanical power. This is called "fly-by-wire". Next generation aircraft will use EHA actuation - also called "power-by-wire" which refers to the technology's concept of eliminating hydraulic connections and providing electrical power directly to the actuators. The benefits of the new technology are: reduced power consumption, greater survivability, reduced maintenance costs, and reduced weight.

  Six degrees of freedom:

  A term used to describe the six ways an aircraft or a motion simulator can move. These movements include three translational (a physics term which means movement without rotation): vertical, lateral, and longitudinal, and three rotational (the action of moving around an axis): pitch, roll, and yaw. Vertical motion is straight up and down, longitudinal is straight forward and backward, and lateral is straight side to side. Pitch is the rotation of the nose of the plane up and down, roll is a side spin wing over wing, and yaw is a flat sideways nose to tail spin.

  Swashplate assembly:

  A helicopter's main rotor hub, where the drive shaft and the rotors connect, has to be extremely strong and highly adjustable. The swashplate assembly provides adjustability by enabling the pilot to change the angle of all the rotor blades simultaneously which allows the craft to gain or lose altitude. The assembly also can change the angle of the blades individually as they revolve which allows the craft to move in any direction around a 360-degree circle, including forward, backward, left, and right.

  Digital interface valve:

  An industrial valve with an embedded digital microprocessor that enables users to define the valve's dynamic performance and adapt its characteristics to particular application requirements. The microprocessor also provides extensive device-monitoring, fault-detection, and communication capabilities which were previously unavailable on analog hydraulic valves.

  Directors and Officers

  Moog Inc.

Robert T. Brady Chairman of the Board Chief Executive Officer President
Robert H. Maskrey Executive Vice President Chief Operating Officer Director	Joe C. Green Executive Vice President Chief Administrative Officer Director	Robert R. Banta Executive Vice President Chief Financial Officer Director	Richard A. Aubrecht Vice Chairman of the Board VP-Strategy and Technology Director
	Philip H. Hubbell Vice President Contracts and Pricing	Stephen A. Huckvale Vice President Industrial Group
Warren C. Johnson Vice President Aircraft Group	Martin J. Berardi Vice President Industrial Controls Americas and Pacific		Jay K. Hennig Vice President Space Systems Group
	Donald R. Fishback Controller Principal Accounting Officer	Timothy P. Balkin Treasurer Assistant Secretary
John B. Drenning Secretary Partner Hodgson Russ LLP	James L. Gray Director Retired Chairman PrimeStar Partners, LP		John D. Hendrick Director Retired Chairman Okuma America Corporation
	Kraig H. Kayser Director President and CEO Seneca Foods Corporation	Albert F. Myers Director Vice President and Treasurer Northrop Grumman

  Investor Information

  Reports

  In addition to our Annual Report and 10-K, shareholders receive copies of our three quarterly earnings releases. Additional information about the Company may be obtained by writing:

Susan Johnson
Shareholder Relations
Moog Inc.
East Aurora, New York 14052-0018
PHONE - 716-687-4225
FAX - 716-687-4457
E-MAIL sjohnson@moog.com

  Electronic Information About Moog

      In Moog's annual report, we try to convey key information about our fiscal year results. In addition to this primary information, we have a site on the world wide web for investor relations. Please visit this location using the URL address of:

      http://www.moog.com

  Annual Meeting

      Moog's Annual Meeting of Shareholders will be held February 5, 2003 at the Albright-Knox Art Gallery, 1285 Elmwood Avenue, Buffalo, New York. Proxy cards should be dated, signed and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with shareholder instructions.

  Stock Exchange

      Moog's two classes of common shares are traded on the New York Stock Exchange under the ticker symbols MOG.A and MOG.B.

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
  www.mellon-investor.com

  Affirmative Action Program

      In recognition of our role as a contributing corporate citizen, Moog has adopted all programs and procedures in our Affirmative Action Program as a matter of corporate policy.

  Moog Worldwide

  Moog Inc. Global Locations

Americas	Europe	Asia/Pacific

Moog Inc.	Moog GmbH	Moog Controls
Corporate Headquarters	Boblingen, Germany	Corporation
Aircraft Group	Nurnberg, Germany	Baguio City, Philippines
Systems Group
Industrial Controls Division	Moog Controls Ltd.	Moog Japan Ltd.
East Aurora, New York, USA	Tewkesbury, England	Hiratsuka, Japan

Moog Aircraft Group	Moog Ltd.	Moog Controls
Salt Lake Operations	Ringaskiddy, Ireland	(India) Pvt. Ltd.
Salt Lake City, Utah, USA		Bangalore, India
Moog Hydrolux S.a.r.l.
Moog Aircraft Group	Luxembourg	Moog Austrialia Pty. Ltd.
Torrance Operations		Mulgrave, Australia
Torrance, California, USA	Moog Italiana S.r.l.
	Malnate, Italy	Moog Korea Ltd.
Moog Systems Group		Seoul, South Korea
Chatsworth Operations	Moog S.A.R.L.
Chatsworth, California, USA	Rungis, France	Moog Control System
(Shanghai) Co., Ltd.
Moog do Brasil	Moog Whitton Ltd.	Shanghai,
Controles Ltda.	Tewkesbury, England	People's Republic of China
Sao Paulo, Brazil
	Moog Italiana S.r.l.	Moog Singapore Pte. Ltd.
Moog de Argentina S.r.l.	Casella, Italy	Singapore
Buenos Aires, Argentina
	Moog Microset S.r.l.	Moog Controls
	Brescia, Italy	Hong Kong Ltd.
People's Republic of China
Moog Norden A.B.
Askim, Sweden

Moog OY
Espoo, Finland

Moog S.A.R.L.
Sucursal En Espana
Orio, Spain

Moog Norway
Rud, Norway

Moog GmbH
Vienna, Austria

Moog Russia
Pavlovo, Russia

  Photography

  Page 4:     Joint Strike Fighter - Lockheed Martin Corporation

  Page 6:     Challenger 300 - Bombardier Inc.

  Page 8:     Delta IV - Boeing Corporation

  Page 12:     AAAV - General Dynamics Amphibious Vehicles - Woodbridge, Virginia

  Page 14:     Bottle Handling - Krones AG

                    Robotic Arm - Comau S.p.A. - Robotica

  Moog

  Moog Inc. East Aurora, New York 14052

  716-652-2000 Fax: 716-687-4457

  www.moog.com