Form 10-K, Exhibit 13
MOOG INC
filed 2003-12-10
CIK 67887

Moog is a worldwide manufacturer of precision control components and systems. Moog’s high performance actuation products control military and commercial aircraft, satellites and space vehicles, launch vehicles, missiles, and automated industrial machinery.

C O N T E N T

Recent Financial Performance	1
Letter to Shareholders	2
Aircraft Controls	4
Space Controls	8
Industrial Controls	12
Components	16
Selected Financial Data	18
Key Investment Considerations	20
Glossary of Terms	22
Directors and Officers	24
Form 10-K	25
Investor Information	60
(dollars in millions except per share)

RECENT FINANCIAL PERFORMANCE

2003		2002	Change

Net Sales	$755	$719	5%

Net Earnings	$42.7	$37.6	14%

Diluted Earnings	$2.76	$2.50	10%
Per Share

Equity Market Cap	$676	$451	$225

To Our Shareholders, Employees, and Friends:

How appropriate that, in the year when we’re celebrating the hundredth anniversary of powered flight, our military aircraft product line delivers a performance so outstanding that it carries the company to a successful result. There have been times in our history when commercial airplanes, commercial satellites, and industrial gas turbines were vibrant markets providing robust sales growth. During those periods we continued to support our military aircraft product line with consistent investments in product development and program start-up. Fiscal 2003 was a year when those investments paid off. Our growth in sales to $755 million and a 14% increase in net earnings, which provided a 10% increase in diluted earnings per share, were all made possible by the strength in our military aircraft product line.

Aircraft

In achieving our ’03 results, it wasn’t enough to simply be in the military business. We had to be on the right platforms. We had to be on the F-18 and the V-22, and we had to have a big role on the F-35 Joint Strike Fighter (JSF). Many years ago, we invested heavily in research and development on the JSF. In fiscal ’03, that bet paid off.

Another of the key elements in the equation is our success in the after-market. Over one-third of our revenues are generated from spares, repairs, and overhaul of our products on the thousands of aircraft that the U. S. military maintains in flying condition.

Military aircraft sales increased in ’03 by almost $64 million, allowing us to move gracefully through a year when sales of original equipment to Boeing Commercial declined by $22 million.

All in all, it was a great year for our military aircraft programs. Production on the F/A-18E/F continued its steady growth; and support of the F-18’s in service continued as a major focus for our aftermarket activity.

A critical review of the V-22 Osprey Program confirmed both its necessity and viability. Flight testing on the V-22 resumed and is proceeding successfully, with the DoD joining Congress in its support for continuing production.

The F-35 Joint Strike Fighter program is proving to be an extraordinary experience for our company. We’re leading a team partnership that includes Parker Hannifin and Hamilton Sundstrand in the development of a completely new technological approach to primary flight controls. Most of the designs are complete, the product is performing well in development tests, and we’re supporting the aircraft schedule.

In commercial aircraft, combined sales to Boeing and Airbus in ’03 were $49 million and commercial aircraft aftermarket sales were $51 million. Revenues on business jets grew 10% to a total of over $23 million as Raytheon’s Hawker Horizon and Bombardier’s Challenger 300 moved through development and prepared for production. On both aircraft we developed an entire suite of flight control actuation. Each of these programs represented a major development effort.

Space

Historically, sales in our Space segment have included ongoing production of controls for satellites and launch vehicles, both military and commercial, as well as strategic and tactical missiles. In most years, this production has been supplemented by sizable funded design and development projects. Fiscal 2003 was a year without any of these funded development programs and it was made worse by the low level of activity on production products.

The commercial satellite business was at a virtual standstill and the tactical missile business was down by 40% in 2003. The result was a very tough year. Sales of $84 million were $23 million lower than the year previous. We responded to this situation by reducing the staffing in this segment by the same percentage as the revenue change. One of the great strengths of our company is that the skills and talent of our engineers and technicians are transferable from one product line to another. As a result, our Space segment provided some of the talent pool needed for our rapid build-up on the JSF. Even having made this adjustment, a 21% sales reduction takes its toll on margins, and recent performance in the Space segment leaves lots of room for improvement.

In spite of these recent difficulties, we continue to believe that our capabilities in the Space business are an asset that will pay off again in the future, as they have in the past. During this current market lull, we’ve strengthened our product and market position, both in military and commercial satellites. We’re also anticipating recovery in our production rate on tactical missile systems and we’re optimistic that national missile defense will one day be a major program for us.

Industrial

Our Industrial segment had a much better year this year than last. In dollar terms, sales were up 6% to $267 million, and operating profit was up 21%.

Just as our Aircraft business had to achieve its growth in spite of the decline at Boeing Commercial, our Industrial business had to cope with the shrinking U.S. market for power generating turbines. Our $14 million sales increase was achieved in spite of a $17 million reduction in sales of turbine controls. Setting aside what occurred in the turbine control market, we saw a 15% sales increase in our other product lines - over half of which was the result of the much stronger euro. This real growth is a welcome achievement in the context of a generally sluggish global industrial economy. It was achievable because of the particular niches we serve in the industrial equipment markets.

Our strongest Industrial market was plastics forming machinery. Growth was influenced by the demand for machines that mold compact discs and DVD’s, machines that produce plastic containers, and equipment required to support the increased use of plastics in automobile manufacturing. Controls used on large metal forming presses and die casting machines are another growth area for us. The automobile industry, in particular, is demanding improved performance in large metal forming equipment, and this provides increasing opportunity for our closed loop controls. We also saw increased sales of controls used in steel rolling mills, particularly in Asia. The material test market provided a 15% sales increase; and sales increased almost 20% on the industrial equipment we provide for defense control systems used on military vehicles. Another of our specialty areas is servovalves used on Formula 1 race cars.

Of equal importance to our original equipment sales to the Industrial markets are repairs and overhauls, which we continue to cultivate. These efforts resulted in a 14% increase in Industrial’s aftermarket revenues.

Acquisition of Poly-Scientific

The acquisition of the Litton Poly-Scientific Division of Northrop Grumman was a big deal for us. It will be our fourth reporting segment and will be referred to as Components. We’ve acquired a company with a broad range of products and a similarly broad customer base – some of which is new to us. It is, we believe, the world’s largest producer of electrical slip rings. The product lines also include aircraft instrumentation and other electrical components used on aircraft, and a strong concentration of industrial brushless DC motors, many of which are used in medical equipment. This new segment will represent close to 15% of our sales in ’04. We look forward to the assimilation of all these assets into the global Moog.

Equity Offering

All in all, we made a lot of progress in various product lines in ’03. But, we shouldn’t close the book on ’03 without noting the remarkable increase in the valuation of our company. On the sixteenth of September we sold an additional two million Class A shares, bringing our equity base to over seventeen million shares. Based on the stock price at the end of ’03, our market capitalization had grown to $676 million, an increase of $225 million over last year. We believe that the market has finally begun to appreciate the consistent performance in earnings and cash flow made possible by our uniquely balanced revenue base.

Outlook for '04

Given our projections of margin performance, and a further reduction of interest expense in fiscal ’04, we expect continued improvement in our company’s profitability. Here’s how we think our four segments will perform in the upcoming year: Taking into account the extraordinary growth in the military aircraft business in the last two years, we’re projecting only a modest increase for Aircraft in ’04. We’re projecting a similarly modest increase in our Space business. We’re more bullish about the growth prospects for Industrial since we think that we’re through the down cycle in the U.S. sales of turbine controls. Adding in the contribution of Components, we’re projecting sales for ’04 of between $920 million and $940 million, net earnings in the range of $54 million to $58 million, and diluted earnings per share in the range of $3.10 to $3.30. Results anywhere in that range will continue our record of double-digit growth in earnings per share.

We have every hope and expectation that the overall results we’ll achieve in ’04 will validate the judgment of our new investors and the loyalty of our long-term shareholders.

Respectfully submitted,

Back row left to right:

Bob Maskrey

Chief Operating Officer

Bob Brady

Chairman, CEO

Bob Banta

Chief Financial Officer

Joe Green

Chief Administrative Officer

Steve Huckvale

Vice President

Dick Aubrecht

Vice Chairman

Front row left to right:

Phil Hubbell

Vice President

Jay Hennig

Vice President

Warren Johnson

Vice President

Marty Berardi

Vice President

Aircraft is our largest segment. We supply controls for military and commercial aircraft, both on an OEM basis and in the aftermarket. Revenues in '03 were $404 million, up over 12%, providing more than half of the company's total sales.

In the military market, Moog designs and builds primary and secondary flight controls and engine controls for fighter and transport aircraft, and for helicopters. Revenues are driven by the number and type of programs in process, as well as by the number of ship sets ordered. Production programs are typically long-term, offering good visibility as to capacity needs and revenues.

In ’03, we worked on three development contracts for the F-35 Joint Strike Fighter, a low-rate initial production and a replacement contract for the V-22, regular production on the F/A-18E/F, continuing development on the RAH-66 Comanche, and legacy production on the F-15 Eagle, in addition to a number of smaller contracts for other military aircraft. In total, ’03 military aircraft sales, excluding aftermarket, were $177 million, up $63 million from ’02, primarily due to increased work on F-35 and V-22.

Our commercial aircraft product line bears many similarities to the military. We design and manufacture high performance flight controls and jet engine controls, both of which are critical to an aircraft’s performance and safety. Our customers are chiefly Boeing and Airbus, along with the major builders of business jets, including Raytheon, Cessna, Gulfstream, and Bombardier. Market fundamentals depend upon worldwide travel statistics and firm orders for new aircraft.

In ’03, we delivered primary and secondary flight controls for Boeing’s 7-series aircraft, servovalves and primary flight controls for Airbus, and primary and secondary flight controls for several business jets. Sales in ’03, excluding aftermarket, were $87 million, down $20 million, entirely due to Boeing’s decreased commercial production rates.

Moog’s original equipment heritage on every important military program and all of Boeing’s 7-series aircraft has earned the company a strong annuity of aftermarket business. A recent census of active military aircraft counted more than 16,000 aircraft and large commercial transports numbered 7,000.

In ’03, Moog’s total military and commercial aircraft aftermarket revenues were over $140 million, up nearly $2 million.

In ’04, the Aircraft segment expects military revenues to be slightly higher. Once again, the F-35, V-22, F/A-18E/F, and F-15 will be significant contributors. Commercial aircraft revenues for ’04 are expected to decrease slightly. Aftermarket is expected to continue its strong performance, increasing by approximately 6% due to a number of scheduled military retrofit programs.

Wingfold Actuator
Electric Power Drive Unit
Asymmetry Brake
Flaperon Electrohydrostatic Actuator
Horizontal Tail Electrohydrostatic Actuator
Rudder Electrohydrostatic Actuator

Moog is leading teams which include Parker Hannifin, Hamilton Sundstrand and Curtiss-Wright in development of the flight control systems for the Joint Strike Fighter. Separately, we are developing the wingfold actuation for BAE Systems.

F-35 Joint Strike Fighter

5

Products

•    Primary and secondary flight control actuation systems using hydraulic, mechanical, electromechanical, and electrohydrostatic technologies

•    Stabilizer trim controls and multi-axis feel and trim systems

•    Wingfold and weapons bay actuation systems

•    Active vibration control systems

•    Engine thrust vector control actuation systems

•    Main rotor and tail rotor actuators for helicopters

•    Electronic controllers for actuation systems

•    Gun turret controls

•    Flight control servovalves

•    Engine control servovalves and servoactuators

•    Hydraulic servomotors and servopumps

•    Aircraft braking and steering selector manifolds and
      servovalves

Major Programs	Competitive Advantages	Strategies and Initiatives

Military Aircraft:

 • F-35, F-15, F/A-18E/F, V-22, F-16,
   F-22, Japanese F-2, Korean T-50,
   C-27J, C-295, Tornado, Eurofighter-
   Typhoon,  India LCA, Japan
   CX/MPX

Large Commercial Airplanes:

  • Boeing 737, 747, 757, 767, 777
   Airbus A320, A330, A340, A380

Regional Aircraft:
 • DHC-8-400
Business Jets:

  • Bombardier Challenger 300, 604,
   and Global Express, Citation X,
   Gulfstream IV, G400, G450, Hawker
   Horizon, Premier I

Military and Commercial
Helicopters:

  • Black Hawk, Sea Hawk, RAH-66,
   EH-101, S-92, AH-64, A109,
   AB139

Military Engine Controls:

 • F-404, F-414, F-110, F-119,
   EJ200, AE2100, T406, RTM322,
   T700
Commercial Engine Controls:

  • CF-6, GE90, V2500, RB211 and
   Trent, Honeywell APU’s, PW 901

Customer Support:

  • All above current
   production programs plus legacy
   programs including A-6, A-7,
   A-10, B-1B, B-2, B-52, C-5, C-130,
   C-141, CH-46, CH-47, CH-53,
   DC-8, DC-9, DC-10, E-2C, EA-6B,
   F-4, F-14, F-111, F/A-18C/D,
   KC-10, KC-135, L-1011, MD-11,
   MD-80, MD-90, P-3, SR-71,
   U-2

 • Complete actuation system integration
   capability

 • Unparalleled experience in design of
   primary and secondary flight control
   actuation, both in the U. S. and
   overseas

 • State-of-the-art technology in flight
   controls, engine controls, and active
   vibration

 • World-class manufacturing facilities
   staffed with skilled, experienced, and
   team-based work force

 • Focused, highly-responsive aftermarket
   support organization

 Competitors

Electrohydraulic Actuation:

  • Parker Hannifin, Teijin Seiki, Smiths
   Industries (Dowty), Goodrich
   (TRW/Lucas), Liebherr, HR Textron

Mechanical Actuation:

  • Curtiss-Wright, Smiths Industries
   (Dowty), Goodrich (TRW/Lucas),
Liebherr, Hamilton Sundstrand

 • Offer our customers complete
   actuation system packages

• Maintain leading-edge technology in
   flight control, engine control, and
   active vibration control

 • Align business plans with customer
   objectives

 • Partner with prime contractor R&D
   centers

 • Continuously pursue cost and cycle
   time reductions using lean initiatives
    in all areas of our business

 • Maintain the world’s most responsive
   aftermarket support services

 • Expand aftermarket sales by
   partnering with government depots
   and commercial  maintenance
   organizations

 • Engineer solutions to enhance
   performance and extend life of mature
   aircraft

 Market Developments

 • System design and development
   phase continues on F-35 Joint
   Strike Fighter

 • UH-60M Black Hawk active vibration
   control system under development test
   at customer

 • RAH-66 Comanche engineering
   manufacture development program
   proceeding on schedule

 • Boeing production rate declines

 • Raytheon Premier I production ramps
   up

 • Super-midsize business jets:
   Challenger 300 is certified and
   Hawker Horizon in flight test

 • V-22 successfully resumes flight
    testing, production continues

The company’s Space segment includes controls for satellites and space vehicles, military and commercial launch vehicles, and missiles. Revenues from this segment in ’03 were $84 million, down over 21% from the year previous.

For military and commercial satellites, Moog designs and builds steering and propulsion controls and we also provide actuation to position their antennae and to deploy their solar panels. NASA is also a customer on programs such as the Space Shuttle, special vehicles, and the International Space Station. Fundamentals in these markets depend on several factors. Military satellite work is driven primarily by the military’s desire for readiness and bandwidth along with the availability of relevant government funding. Customers for commercial satellites are the telecommunications companies. New orders depend on the age of their satellites, which have an average life of seven to ten years, and their need for increased capacity. NASA’s science objectives, limited by available funding, drive orders for the Space Shuttle, special vehicles, and work related to the Space Station.

In ’03, revenues in the Space market were down sharply for three reasons: over-capacity in the commercial satellite business continued to reduce orders for that type of hardware; in ’02, the company finished $6 million in work on an experimental vehicle for NASA which caused a negative comparison in ’03; and, although a large one-time refurbishment program on the Space Shuttle’s orbiters continued, revenues from the on-going refurbishment program for booster actuators decreased due to the hiatus in regular launches.

Military and commercial launchers are rockets that deliver satellites to their parking spots in space. Moog supplies hardware for Titan, Ariane, Atlas Centaur, Delta, and the 2nd generation reusable launch vehicle. In ’03, revenues remained at the same level as the prior year.

We also design and build hardware for strategic and tactical missiles and missile defense systems. Program funding and inventory levels are the catalysts in this market. In ’03, development work on the Ground-based Midcourse Defense System increased slightly, but a break in production on Hellfire and the completion of the AGM-142 caused revenues to decline by $5 million.

Looking ahead to FY ’04, sales for the Space segment are expected to be up slightly as the Shuttle prepares to resume a regular launch schedule and a refurbishment program on Minuteman III adds to revenues.

BiPropellant Valve
Roll Control Valve
Servoinjector
Servoinjector
Plug-In Servovalve

Overhaul and repair opportunities exist throughout Moog's product lines including the Minuteman III life extension program in our strategic missiles market.

Minuteman III Life Extension Program

9

Products

•    Thrust vector control actuation systems
•    Steering control systems for space vehicles
•    Thruster valves, isolation valves, regulators, and integrated manifolds for satellite propulsion control
•    Electric propulsion propellant management systems for satellites
•    Solar array drives, antenna-pointing mechanisms, and precision instruments
•    Fin control systems for tactical missiles and guided projectiles, underwater vehicles, decoys, and targets
•    Propellant valves for liquid rocket engines
•    Divert and attitude control thruster valves for missile interceptors
•    Motors (brush, brushless, stepper), eddy current dampers, brakes, clutches, gear head assemblies for space flight mechanisms
•    Nanometer step-size actuators that can operate at cryogenic temperatures

Major Programs

Satellite Chemical Propulsion:

 • Boeing 601 and 702, A2100,

   LS-1300, Eurostar, SpaceBus

   thruster and isolation valves

Satellite Subsystem Integration:

 • Gas Management Assembly for

   NASA Gravity Probe B satellite

 • Propellant and helium manifold

   for A2100 and SBIRS

 • Xenon control assembly for

   NASA DAWN satellite

Launch Vehicle Steering and

Propulsion Controls:

 • Titan IV, Atlas II, III, V, Ariane 5,

   Space Shuttle, Delta II, III, IV,

   Pegasus, X-38 Crew Return

   Vehicle, Hyper X Space Plane,

   2nd Generation RLV, VEGA

Space Station Components:

  • Fluid quick disconnect couplings, truss

   assembly actuators, fluid control valves

Satellite Electric Propulsion:

 • Propellant management assembly

   and thruster gimbal for LS-1300,

   Xenon flow controller for A2100,

   Boeing 601/702 Xenon Regulator

Space Flight Motion Control:

 • LS-1300, SpaceBus, AEHF,

   GPS, A2100, Star-2

Missile Steering Controls:

 • GMD, Patriot, Aspide, Sea Dart,

   Penguin, Aster 15 and 30, Arbizon,

   MQM 170-B, C-22 Drone, Hellfire,

   Longbow, AGM-142, APKWS,

   NetFires, E-Squared,

   Tactical Tomahawk, Have Lite,

   Trident II (D-5), Minuteman III,

   SM-2 BLK IV, AMSTE, MALD

Competitive Advantages

 • Unparalleled experience in design
   and manufacture of electric and
   hydraulic launch vehicle steering
   controls and satellite propulsion
   controls

• Leading edge technology in electric
  propulsion, precision regulation, and
  propellant management systems

 • The most extensive experience in
   satellite mechanisms for a variety
   of space flight applications including
   articulation of satellite solar arrays
   and antennas

 • Most comprehensive thruster
   valve product line worldwide

 • Automatic testing implemented
   on all new thruster and latch valve
   programs

 • World-class subsystem integration
   and test facilities including orbital
   welding, x-ray inspection, and Class

   10,000 clean room

 • World-class manufacturing facilities

    staffed with skilled, experienced,

    and dedicated work force

Competitors

Launch Vehicle and Missile

Steering Controls:

 • Honeywell, HR Textron, Parker,

   MPC, Goodrich

Satellite Propulsion Controls:

 • Vacco

Launch Vehicle Propulsion Controls:

 • Honeywell, Marotta, Ketema,

   Valcor, Vacco

Satellite Motion Controls:

 • Aeroflex, Starsys

Strategies and Initiatives

 • Continue the advance of

    electromechanical controls for

    launch vehicles and missiles

 • Increase use of automated

   test stands to reduce costs

 • Continue implementation of

   next-generation cleanliness

   equipment and techniques

 • Support satellite and launch

   vehicle manufacturers on a

   worldwide basis

 • Selective acquisitions of

   complementary product lines

 • Continue to support GEO

   satellite primes with subsystems

 • Increase standardization of

   products and processes to

   reduce costs

Market Developments

 • National missile defense testing

   is a high priority for DoD

 • Competition between Delta IV

   and Atlas V continues – Moog is

   baselined on both teams

 • Long-term supply agreements

   signed with worldwide satellite

   thruster manufacturers

 • Supporting NASA’s 2nd

   generation RLV program to

   advance propulsion and vehicle

   steering control technologies

 • Space Shuttle launches

   temporarily suspended due to

   the break-up of Columbia

The Industrial segment provides more than one-third of our revenues and is our most diverse in terms of geography, customers, and applications. This part of our business generated sales of $267 million in ’03, up nearly 6%.

Moog began selling its Industrial products overseas nearly forty years ago. Today, we have facilities in twenty-four countries around the world. The extent of our geographic reach has brought us valuable exposure to new customers and has resulted in dozens of unique markets ranging from saw mills to bottle-labeling equipment to valves for all the Formula 1 teams in Europe. Among the dozens of markets that we serve, there are four that add up to nearly half of the total revenues. These are controls for plastic making machines, defense control systems, metal forming equipment, and turbines. The drivers for these major product lines in all of our different geographies are as diverse as the segment itself.

Controls for plastics machines are driven, in part, by product innovation. The advent of compact disks and DVD’s has created strong demand for our controls on the injection molding machines that make them. Total sales in ’03 were $56 million, up $12 million. Defense control systems that are used on combat vehicles depend on the military for orders. Fleet modernization in the U.S. and overseas has caused this product line to grow significantly. Sales in ’03 were $30 million, up $5 million. Sales in the metal forming market increased by $5 million, reflecting an increased interest in more precise machine performance.

While turbine controls are still one of our four largest Industrial applications, sales declined sharply in ’03 due to over-capacity in the U.S. power generation market. Revenues fell $17 million in ’03 to $24 million.

The Industrial segment differs from the Aircraft and Space segments in two ways. First, Industrial transacts more business in Europe and Asia than in the U.S. Therefore, when an overseas currency is stronger than the dollar, there is a positive effect on our revenues and earnings. The strength of the euro added measurably to our results for ’03. Secondly, the orders in this segment tend to come in on relatively short notice, making revenues harder to forecast.

In ’04, we expect similar metrics to ‘03. Sales in many of Industrial’s markets are expected to increase, except for turbines and defense systems. Since we’re unable to precisely predict the movement of the euro and the yen, we’re forecasting a range of Industrial sales between $283 and $303 million.

Electromechanical Parison Controller
Electromechanical Parison Actuator
SMC

Hydraulic
Servovalve
Hydraulic Parison Actuator
Hydraulic
Actuator

Moog's extensive background in both hydraulic and electric controls enables us to offer our customers a choice for their drive requirements.

SMC 1000T Blow Molding Machine

13

Products	Products

Hydraulics:

 • Servovalves and proportional valves

 • Actuation packages -

   high performance and

   application specific

 • Customized, integrated

   hydraulic packages

 • Fuel and lube oil pumps

 • Fuel, water, and lube oil systems

 • Industrial hydraulic pumps

Electromechanical:

 • Brushless servomotors and

   programmable servodrives

 • Electromechanical servoactuator

   packages (linear and rotary)

 • Electronic controls for specialized

   automated machinery

 • Electrically-actuated motion

   platforms and flight simulators

 • Electrohydrostatic controls:

   Electrically driven pumps and

   self-contained hydraulics

 • Complete, sealed actuation systems

   with closed-loop motion controls

Major Programs

Hydraulics:

 • Electrical feedback servovalves

   for control of clamp and injection

   operations on plastic injection

   molding equipment

 • Mechanical feedback and direct

   drive valves for parison control

   and electrical feedback valves for

   motion control in plastic blow

   molding machines and for control

   of rolls in paper-making machinery

 • Hydraulic actuators and servovalves

   for fatigue testing systems

 • Electrical and mechanical feedback

   servovalves for coil box, gauge

   control, mold oscillator, side guide,

   and down coiler control of steel

   and aluminum mill equipment

 • Formula 1 race car control systems

 • Full flight simulation systems

   for U.S. military training

Major Programs	Competitive Advantages	Strategies and Initiatives

Electromechanical:

 • Electric drives for assembly

   robots, metal forming machines,

   material handling robots,

   packaging machines, and injection

   molding machines

 • Custom controls for carpet

   tufting machines

 • Full performance total machine

   controllers for injection and blow

   molding machines

 • Electric and hydraulic gun-positioning

   and ammunition-handling actuation

   for military vehicles, helicopters, and

   naval systems

 • Four and six-degree-of-freedom

   motion platforms with capacities

   of 2,000 to 13,000 pounds

 • Fuel metering and vane actuation

   controls for gas turbines

 • Control loading and motion platform

   actuators for flight training simulators

  • Digital control valves and

   electronics for the control of

   paper-making machines

  •  Down-hole cutting and grinding

     high performance motors

  •  Position control of down-hole tools

     in the mining industry

 • Innovative technology

   in industrial automation

 • Well-developed application knowledge

   of motor control in target markets

 • Worldwide systems engineering to

   optimize custom solutions

 • Focus on product reliability supported

   by worldwide service facilities

 • World-class manufacturing facilities

   staffed with skilled, experienced, and

   dedicated work force

Competitors

Servovalves:

 • Bosch/Rexroth, Eaton Vickers

Electric Drives:

• Danaher, Parker

Simulators:

 • Fokker, Hydraudyne

 • Continue development of

   innovative technology

 • Pursue system integration

   of our products in selected

   market applications

 • Consolidate production in

   global manufacturing centers

 • Focus factories and processes

   to shorten lead times

 • Expand global capabilities

   for support and service

 • Initiate market specific electro-

   mechanical controls packages

 • Speed new product introduction

   through enhanced project systems

   and skills

Market Developments

 • Plastics machinery market

   growth increases and electro-

   mechanical controls gain

   acceptance especially in high

   volume smaller machines

 • Full flight simulator

   training market begins to

   adopt electric actuation

 • General global market conditions

   have rebounded from cyclic lows -

   business conditions are moving in

   a positive direction going forward

On the second day of our fiscal ’04 we closed on the acquisition of the Litton Poly-Scientific Division of Northrop Grumman. This new segment of our business is expected to contribute to our economic results in the upcoming year, and so we think it’s appropriate to introduce it to you now.

Poly-Sci designs and manufactures electrical slip rings and fiber-optic rotary joints, brushless D.C. motors, and electromechanical actuators. Slip rings are electromechanical devices that allow the transmission of electrical power and data across a rotating joint and are used in applications that include industrial and medical equipment, aircraft, spacecraft, military vehicles, ships, instrumentation, and radar platforms.

Poly-Sci, as a company, was very much like Moog. They were founded in 1953, two years after Moog. They are the market leader in many of their products, and the hardware that they design and manufacture is difficult to make and critical to the performance of the system it’s used on. In addition, these products are sold into many of the same markets that Moog addresses.

In their fiscal ’02, the last full year prior to acquisition, Poly-Sci had sales of approximately $132 million. Slip rings comprised 42%, motors 39%, and electromechanical actuators and other products totaled approximately 19%. Their revenue breakdown between aircraft, space and missiles, and industrial is very similar to Moog’s. Except for their participation in the medical equipment market niche, the fundamentals driving their revenues are also similar to our own.

Poly-Sci has locations in Blacksburg, Virginia, Murphy, North Carolina, and Springfield, Pennsylvania, and employs approximately 1,000 people. Renamed Components, their results will be reported separately, forming our fourth segment.

Continuous Positive Airway Pressure device to treat Sleep Apnea

DC Brushless Motors

Sniper Advanced Targeting Pod

Actuator

CT Imaging

Slip Ring

Computed Tomography Scanner

Poly-Sci's products and technologies complement Moog's historic markets and simultaneously expand our horizons into the medical equipment markets.

17

	2003	2002	2001	2000

Net sales	$755	$719	$704	$644

Net earnings	$43	$38	$28	$25

Net return on sales	5.7%	5.2%	4.0%	3.9%

Earnings per share:
Basic	$2.80	$2.54	$2.13	$1.92

Diluted	$2.76	$2.50	$2.11	$1.90

Diluted weighted-average
shares outstanding (in millions)	15.5	15	13	13

Return on shareholders’ equity	12.5%	13.3%	12.2%	11.7%

Segment sales:
Aircraft Controls	$404	$359	$340	$312

Space Controls	$84	$107	$103	$112

Industrial Controls	$267	$253	$261	$220

At year end:
Total assets	$992	$886	$857	$792

Shareholders’ equity	$424	$300	$236	$223

Working capital	$341	$276	$257	$248

Indebtedness	$257	$316	$373	$366

Shareholders’ equity per
common share outstanding	$24.60	$19.81	$18.04	$16.97

Backlog (12 month)	$368	$365	$364	$345

Number of full time
employees	4,744	4,817	4,901	4,463

1999	1998	1997	1996	1995		1994

$630	$537	$456	$407	$374		$307

$24	$19	$14	$11	$8		$2

3.9%	3.6%	3.0%	2.6%	2.1%		0.7%

$1.82	$1.55	$1.30	$0.96	$0.67		$0.18

$1.80	$1.51	$1.25	$0.93	$0.66		$0.18

14	13	11	11	12		12

12.2%	12.3%	12.4%	10.0%	7.4%		2.2%

$302	$254	$226	segment data not available	segment data not available		segment data not available

$110	$93	$66	-		-		-

$218	$189	$164	-		-		-

$798	$559	$491	$450	$425		$424

$212	$191	$114	$105	$109		$102

$225	$226	$188	$188	$167		$151

$376	$206	$238	$211	$190		$204

$15.85	$14.25	$10.79	$10.01	$9.37		$8.83

$337	$314	$280	$243	$238		$217

4,699	4,073	3,657	3,229	3,003		3,140

MOOG
KEY INVESTMENT CONSIDERATIONS
FY '03 HEADLINES

Business News

Fiscal '02 Net Earnings up 16%

Moog Receives $113 Million Contract for Joint Strike Fighter

Business News

1st Quarter Fiscal '03 EPS up 10%

Moog Receives Aircraft Contracts Worth $36 Million

Business News

2nd Quarter EPS up 10%

Net Profit $10.3 Million

Business News

3rd Quarter Earnings up 10%

Work on Joint Strike Fighter Drives Revenue Growth

Business News

4th Quarter Earnings up 15%

Moog Signs Agreement to Purchase Assets of Northrop Grumman's Poly-Scientific Division

Moog Closes Sale on Two Million Class A Shares

FY '04 Earnings Forecast between $3.10 and $3.30 per share

Our market diversification began nearly fifty years ago and our international diversification began more than thirty-five years ago. Just as investors balance their portfolios of stocks, so do we balance our portfolio of businesses to benefit both the company and its shareholders.

Strong earnings and better working capital management have resulted in improved cash flow from operations.

One of our strategies for the past nine years has been to vigorously pursue aftermarket sales for our proprietary products.

Our ongoing improvement in net earnings is primarily the result of increased sales volume. Other contributing factors include lean initiatives, low cost manufacturing centers, and favorable interest rates.

In 2001, Moog began providing a glossary of selected terms relevant to our technology and markets.
This year we’re providing several new terms in the same in-depth fashion as well as abbreviated definitions from the prior years.

2001 - 2OO2 TERMS:

Aftermarket:

Spares, repairs, and overhaul of original equipment hardware.

Primary flight controls:

Flight-critical controls including ailerons, elevators, and rudders.

Secondary flight controls:

Supplemental controls that refine an aircraft’s performance including trim tabs, wingflaps, spoilers, speed brakes, and slats.

Thrust vector control:

Steering launch vehicles and satellites by directing the thrust of their rocket engines and booster nozzles. Also used in high performance fighter aircraft.

Electrohydrostatic actuation (EHA):

New technology eliminating hydraulic connections and providing electrical power directly to the actuators.

Swashplate assembly:

Provides adjustability of the angle of any of the rotor blades simultaneously, allowing the craft to gain or lose altitude, or control attitude.

Six degrees of freedom:

Defines six motions: vertical, lateral, longitudinal, pitch, roll, and yaw.

Digital interface valve:

An Industrial servovalve with an embedded digital microprocessor enabling users to define dynamic performance.

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

2003 TERMS:

Slip Rings:

Electromechanical and fiber-optic interface devices that transmit either electrical power or electronic data between a stationary element and a rotary element, allowing unencumbered 360-degree rotation. Applications are in aircraft, satellites and space vehicles, and in many types of industrial equipment including medical machinery.

Plastics Market:

Moog provides hardware for two types of plastic processing machinery. The first type is injection molding in which hot molten plastic is injected into cold molds using a hydraulic piston. After the part cools and solidifies, the mold is opened and the part is ejected. The second type is blow molding which begins by using heat to soften a plastic so that it can be extruded (pushed out) into a hollow tube called a parison. While the tube is still soft, a mold closes around the tube, pinching the top and bottom of the tube. Then, a pin is introduced and air is forced through the pin blowing the tube into the shape of the mold cavity.

Gravity Probe B:

Gravity Probe B is a satellite being built by Stanford University and Lockheed Martin Missiles and Space to test two unverified predictions of Albert Einstein’s general theory of relativity. The experiment will check minute changes in the direction of spin of four gyroscopes orbiting at a 400 mile altitude directly over the poles of the Earth. The gyros will measure how space and time are warped by the presence of the Earth and how the Earth’s rotation drags space-time around with it.

Aircraft Aftermarket:

Moog’s aircraft actuators are designed to provide flawless performance over time measured in decades. Periodically, the actuators need overhauling to bring them back to their original specifications. Moog’s overhauls and repairs guarantee the use of original factory parts and assembly and testing by expert technicians.

Robert T. Brady
Chairman of the Board
Chief Executive Officer
President

Robert H. Maskrey
Executive Vice President
Chief Operating Officer
Director

Joe C. Green
Executive Vice President
Chief Administrative Officer
Director

Robert R. Banta
Executive Vice President
Chief Financial Officer
Director

Richard A. Aubrecht
Vice Chairman of the Board
VP - Strategy and Technology Director

Philip H. Hubbell
Vice President
Contracts and Pricing

Stephen A. Huckvale
Vice President
Industrial Group

Warren C. Johnson
Vice President
Aircraft Group

 Martin J. Berardi
Vice President
Industrial Controls
Americas and Pacific

Jay K. Hennig
Vice President
Systems Group

Donald R. Fishback
Controller
Principal Accounting Officer

Timothy P. Balkin
Treasurer
Assistant Secretary

John B. Drenning
Secretary
Partner
Hodgson Russ, LLP

 James L. Gray
Director
Retired Chairman
PrimeStar Partners, LP

John D. Hendrick
Director
Retired Chairman
Okuma America Corporation

Kraig H. Kayser
Director
President and CEO
Seneca Foods Corporation

Brian J. Lipke
Director
Chairman and CEO
Gibraltar Steel

 Albert F. Myers
Director
Corporate VP Strategy and Technology
Northrop Grumman

Investor Information

Reports

    Shareholders receive a copy of our annual report and Form 10-K. All other public reports are available on our website or by contacting us via email, telephone or letter at:

    Susan Johnson
    Shareholder Relations
    Moog Inc.
    East Aurora, New York 14052-0018
    Phone: 716-687-4225
    Fax: 716-687-4457
    Email: sjohnson@moog.com

Electronic Information About Moog

    In Moog’s annual report, we try to convey key information about our fiscal year results. In addition to this primary information, we have a site on the worldwide web for investor relations. Please visit this location using the URL address of:

        http://www.moog.com

Annual Meeting

    Moog’s Annual Meeting of Shareholders will be held on Wednesday, January 14, 2004 at the Albright-Knox Art Gallery, 1285 Elmwood Avenue, Buffalo, New York. Proxy cards can be voted by email, telephone or letter.

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

60